Exhibit 99.2

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

May 16, 2022

Suite 1330, 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4

INVITATION TO SHAREHOLDERS

Dear Shareholders:

You are invited to attend the annual general and special meeting of shareholders (the “Meeting”) of Great Panther Mining Limited (“Great Panther” or the “Company”), which will take place on Wednesday, June 29, 2022, at 12:00 p.m. (Pacific Time). In light of the ongoing COVID-19 pandemic and to mitigate the risk to the health and safety of our shareholders, employees and communities, Great Panther will hold its Meeting in a virtual format via live webcast at www.meetnow.global/MX5XW6H.

All of our public documents, including the 2021 Year-End and Quarterly Reports and Sustainability Report(s), are made available on our website at www.greatpanther.com. You are encouraged to access our website during the year for continuous disclosure items, including news releases and investor presentations.

All shareholders are invited and recommended to participate in the Meeting using the instructions set out in the accompanying Notice of Annual General and Special Meeting of Shareholders (“Notice of Meeting”) and Management Information Circular (the “Information Circular”). Please read the Notice of Meeting and Information Circular carefully. They contain all the information you need to know about the business of the Meeting, how to exercise your vote and how to participate in the Meeting. We look forward to your participation at the Meeting.

Yours sincerely,

“Alan Hair”

Alan Hair
Chair of the Board

Great Panther Mining Limited

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS	1

PROXY SUMMARY	3
Annual General and Special Meeting Details	3
Shareholder Voting Matters	3
Director Nominees	3
Proxy Deadline Date and Registration of Proxy	4

MANAGEMENT INFORMATION CIRCULAR	5
Attending the Meeting Online	5
Participating at the Meeting	6
Voting at the Meeting	7
Appointment of Proxies	7

GENERAL PROXY INFORMATION	7
Solicitation of Proxies	8
Notice and Access Process	8
Appointment of Proxyholders	9
Voting by Proxyholder	9
Registered Shareholders	10
Revocation of Registered Proxies	10
Beneficial Shareholders (Non-Registered Shareholders)	10
Notice to Shareholders in the United States	11
Revocation of Non-Registered Proxies	11

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	11

RECORD DATE AND VOTING SECURITIES	12
Record Date	12
Voting Securities	12

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING	12
A. NUMBER AND ELECTION OF DIRECTORS	12
Set Number of Directors	12
Majority Voting for Directors	12
Advance Notice Policy	13
Nominees for Election	14
Cease Trade Orders, Bankruptcies, Penalties and Sanctions	20
B. APPOINTMENT OF AUDITOR	21
C. APPROVAL OF SHARE CONSOLIDATION	22

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	31
General	31
Board of Directors	32
Independence of the Board	32
Diversity and Gender Equality	32
Committee Composition	33
Meeting Attendance Record	33
Mandate and Charters	33
Mandate of the Board	33
Audit Committee Charter	34
P&CC Charter	35
NCGC Charter	35
SHESC Charter	35
TOC Charter	35

Position Descriptions	36
Orientation and Continuing Education	36
Ethical Business Conduct	37
Nomination of Directors	38
Assessments and Performance Reviews	38
NYSE American Corporate Governance Requirements	39

AUDIT COMMITTEE	40

STATEMENT OF EXECUTIVE COMPENSATION	40
Named Executive Officers	40

COMPENSATION DISCUSSION AND ANALYSIS	40
Overview of the Key Element of Executive Compensation	40
Key Executive Compensation Principles	41
Annual Compensation Review Process	44
Peer Group	44
Base Salary	45
Short-term Incentive Plan for 2021	46
Long-term Incentive Plan	49
Performance Measures and Weighting	52
Scoring of Performance Measures	52
Benefits and Perquisites	52
Share ownership requirements	53
Compensation Governance	54
Compensation Risk Management	54
Performance Graph	55
Summary Compensation Table	56
Incentive Plan Awards	57
Outstanding Share-based Awards and Option-based Awards	57
Incentive Plan Awards - Value Vested or Earned During the Year	58
Pension Plan Benefits	58
Retirement Plan Benefits	59
Termination and Change in Control Provisions	59
Employment Agreement - Sandra Daycock	59
Employment Agreement - Fernando Cornejo	60
Employment Agreement - Nicholas Winer	60
Employment Agreement - Shawn Turkington	60
Incremental Payments	60
Director Compensation	61
Incentive Plan Awards Outstanding Share-Based and Option-Based Awards	63
Share Ownership Policy	65

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	65

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	67

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	67

ADDITIONAL INFORMATION	67

Great Panther Mining Limited

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

In light of the ongoing COVID-19 pandemic and to mitigate the risk to the health and safety of our shareholders, employees and communities, Great Panther Mining Limited (“Great Panther” or the “Company”) will hold its annual general and special meeting of shareholders (the “Meeting”) in a virtual only format via live webcast. All shareholders are invited and encouraged to participate in the Meeting using the instructions set out in the accompanying Information Circular.

Date: Wednesday, June 29, 2022	Time: 12:00 p.m. (Pacific Time)
Location: www.meetnow.global/MX5XW6H	Record Date: May 11, 2022

You are invited to attend the Meeting of Great Panther. The Meeting will be held on Wednesday, June 29, 2022 at 12:00 p.m. (Pacific Time) for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial year ended December 31, 2021, and the auditor’s report thereon;
2.	to set the number of directors at seven;
3.	to elect seven director nominees of the Company to serve until the close of the next annual general meeting;
4.	to reappoint KPMG LLP as the Company’s auditor to serve until the close of the next annual general meeting;
5.	to consider an ordinary resolution authorizing and approving a share consolidation; and
6.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

Great Panther is conducting a virtual only shareholders’ Meeting via live webcast. You are eligible to vote if you were a shareholder of record as of the close of business on May 11, 2022.

Registered shareholders (being shareholders who hold their shares in their own name) and duly appointed proxyholders can attend the Meeting online where they can participate, vote or submit questions during the Meeting’s live webcast. Beneficial shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust Company, custodian, nominee or another intermediary) who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the webcast but will not be able to ask questions or vote at the Meeting. Shareholders will not be able to attend the Meeting in person.

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 and National Instrument 51-102 (“Notice and Access Provisions”) for this Meeting. Notice and Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders of the Company (“Shareholders”) by allowing the Company to post the Information Circular and any additional materials online. Under Notice and Access Provisions, instead of receiving printed copies of the Meeting materials, Shareholders will receive a Notice-and-Access notification containing details of the Meeting date, webcast login particulars and purpose, as well as information on how they can access the Meeting materials electronically. Shareholders will also receive a form of Proxy (for registered shareholders) or a Voting Instruction Form (for beneficial shareholders), allowing each shareholder to submit their vote by proxy at the Meeting. Electronic delivery reduces paper consumption, which is consistent with the Company’s environmental commitments, and also reduces the Company’s printing and mailing costs

Great Panther Mining Limited

The Information Circular is available at https://www.greatpanther.com/investors/reports-filings/agm/ and under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml . Any Shareholder who wishes to receive a paper copy of the Information Circular should contact the Company by telephone number: 1 888 355 1766 (Canada/USA Toll-Free) or +1 604 608 1766 (International Toll), or email: info@greatpanther.com. A Shareholder may also use the numbers noted above to obtain additional information about the Notice-and-Access Provisions. Under Notice-and-Access Provisions, meeting related materials will be available for viewing for up to one year from the date of posting and a paper copy of the materials can be requested at any time during this period.

In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular before the deadline to submit a proxy (described in the Information Circular), any Shareholder wishing to request a paper copy of the Information Circular as described above should ensure such request is received by the Company no later than June 8, 2022.

The Information Circular contains details of matters to be considered at the Meeting. Regardless of whether a Shareholder plans to attend the Meeting, Great Panther requests that each Shareholder please complete and deliver the form of proxy, or follow the other voting procedures, all as set out in the form of proxy and Information Circular.

There are several convenient ways to vote your shares including online and via telephone. You will find attached to this notice a form of Proxy or a Voting Instruction Form containing detailed instructions on how to exercise your voting rights. Please remember to review the Information Circular prior to voting.

	Beneficial Shareholders	Registered Shareholders
	Shares held with a broker, bank or other intermediary.	Shares held in own name and represented by a physical certificate.
Internet	www.proxyvote.com	www.investorvote.com
Phone or Fax	Call or fax to the number(s) listed on your voting instruction form and vote using the control number provided therein.	Within North America Phone: 1 866 732 8683 Fax: 1 866 249 7775	Outside North America Phone: +1 312 588 4290 Fax: +1 416 263 9524
Mail	Return the voting instruction form in the enclosed postage paid envelope.	Return the form of proxy in the enclosed postage paid envelope.

DATED at Vancouver, British Columbia, May 16, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

“Alan Hair”

Alan Hair

Chair of the Board

Great Panther Mining Limited	2
Management Information Circular

Proxy Summary

This summary highlights information contained in this Management Information Circular (the “Information Circular”). The summary does not contain all the information that you should consider. Shareholders are encouraged to read the entire Information Circular carefully prior to voting.

Annual General and Special Meeting Details

Date: Wednesday, June 29, 2022	Time: 12:00 p.m. (Pacific Time)
Location: www.meetnow.global/MX5XW6H	Record Date: May 11, 2022

Shareholder Voting Matters

Matter to be Voted on	Management’s Recommendations	Reference Page
Set Number of Directors at Seven	FOR	Page 12
Election of Directors	FOR each nominee	Page 14
Reappointment of KPMG LLP as Auditors	FOR	Page 21
Approve Share Consolidation	FOR	Page 22

Director Nominees

Shareholders will be asked to elect seven directors to act as members of the Board until the next annual general meeting of shareholders unless an office is vacated earlier. The following chart provides summary information about each Director nominee as of the date of this Information Circular. Additional information regarding the Director nominees may be found beginning at page 14 of this Information Circular.

Name	Year First Appointed	Independent (Yes/No)	Committee Participation
			Audit	People & Culture (“P&CC”)	Nominating & Corporate Governance (“NCGC”)	Safety, Health, Environment and Social (“SHESC”)	Technical & Operations (“TOC”)
Alan Hair (Chair)	2020	No				Chair	Chair
Trudy M. Curran	2021	Yes		■	■	■
Joseph Gallucci	2020	Yes	■		Chair

Great Panther Mining Limited	3
Management Information Circular

Name	Year First Appointed	Independent (Yes/No)	Committee Participation
			Audit	People & Culture (“P&CC”)	Nominating & Corporate Governance (“NCGC”)	Safety, Health, Environment and Social (“SHESC”)	Technical & Operations (“TOC”)
John Jennings	2012	Yes	■	Chair
Elise Rees	2017	Yes	■	■
Kevin J. Ross	2019	Yes			■	■	■
Dana Williams	2021	Yes	Chair			■	■

Proxy Deadline Date and Registration of Proxy

A proxy can be submitted to our transfer agent, Computershare, either in person, or by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 12:00 p.m. (Pacific Time) on Monday, June 27, 2022, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed meeting.

If submitting a proxy, you must return your proxy and also go to https://www.computershare.com/GreatPanther and provide Computershare with the name and email address of the person you are appointing by 12:00 p.m. (Pacific Time) on Monday June 27, 2022. Computershare will use this information only to provide the appointee with an invite code to gain entry to the online Meeting.

Your vote is important to us. Please read the instructions in this Information Circular carefully to ensure your vote is counted.

Great Panther Mining Limited	4
Management Information Circular

MANAGEMENT INFORMATION CIRCULAR

(unless otherwise specified, information is as of May 16, 2022)

In light of the ongoing COVID-19 pandemic and to mitigate the risk to health and safety of our shareholders, employees and communities, Great Panther Mining Limited (“Great Panther” or the “Company”) will hold its annual general and special meeting of shareholders (the “Meeting”) in a virtual format via live webcast. All shareholders are invited and encouraged to participate in the Meeting using the instructions set out in this Management Information Circular (the “Information Circular”).

This Information Circular is furnished in connection with the solicitation of proxies by the management of Great Panther for use at the Meeting of its Shareholders to be held on Wednesday, June 29, 2022 at 12:00 p.m. (Pacific Time) by virtual online meeting for the purposes set forth in the accompanying Notice of Annual and Special General Meeting of Shareholders (the “Notice of Meeting”).

Attending the Meeting Online

Registered Shareholders and duly appointed proxyholders will be able to listen to the Meeting, ask questions and vote online, all in real time, provided they are connected to the Internet and comply with the requirements set out below.

Non-registered (beneficial) Shareholders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to ask questions or vote at the Meeting.

To access the Meeting, go to www.meetnow.global/MX5XW6H in your web browser.

•	Registered Shareholders and duly appointed proxyholders can participate in the meeting by clicking “Shareholder” and entering a Control Number or Invite Code before the start of the Meeting.
○	Registered Shareholders - The 15-digit control number is located on the form of proxy or in the email notification you received.
○	Duly appointed proxyholders - Computershare will provide the proxyholder with an Invite Code after the voting deadline has passed if the proxy appointee is registered online at http://www.computershare.com/GreatPanther by 12:00 p.m. (Pacific Time) on Monday June 27, 2022.
•	Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders who have not appointed themselves may attend the Meeting by clicking “Guest” and completing the online form; however, they will not be able to vote or submit questions.

Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting (or Non-Registered Shareholders who want to appoint themselves) must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving an Invite Code to participate in the meeting. To register a proxyholder once submitting the proxy/voting instruction form, shareholders MUST visit http://www.computershare.com/GreatPanther by 12:00 p.m. (Pacific Time) on Monday, June 27, 2022, and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with an Invite Code via email after proxy cut-off.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. The virtual meeting platform is fully supported across most commonly used web browsers (note: Internet Explorer is not a supported browser). We encourage you to access the Meeting prior to the start time.

Great Panther Mining Limited	5
Management Information Circular

In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing an Invite Code.

Participating at the Meeting

The Meeting will only be hosted online by way of a live webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to attend the online Meeting is provided below. The Meeting will begin at 12:00 p.m. (Pacific Time) on Wednesday, June 29, 2022.

•	Registered Shareholders (as defined in this Information Circular under the heading “Voting at the Meeting”) that have a 15-digit control number, along with duly appointed proxyholders who were assigned an Invite Code by Computershare Investor Services Inc. (“Computershare”) (see details under the heading “Appointment of Proxies”), will be able to vote and submit questions during the meeting. To do so, please go to www.meetnow.global/MX5XW6H prior to the start of the Meeting to log in. Click on “Shareholder” and enter your 15-digit control number or click on “Invitation” and enter your Invite Code. Non-Registered Shareholders (as defined in this Information Circular under the heading “Non-Registered Shareholders”) who have not appointed themselves to vote at the Meeting, may log in as a guest by clicking on “Guest” and complete the online form.
•	United States Beneficial holders: To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or another agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue
8th Floor
Toronto, Ontario
M5J 2Y1

OR

Email at uslegalproxy@computershare.com

•	Requests for registration must be labeled as “Legal Proxy” and be received no later than June 27, 2022, by 12:00 p.m. (Pacific Time). You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Meeting and vote your shares at www.meetnow.global/MX5XW6H during the Meeting. Please note that you are required to register your appointment at http://www.computershare.com/GreatPanther by 12:00 p.m. (Pacific Time) on Monday, June 27, 2022.
•	Non-Registered Shareholders who do not have a 15-digit control number will only be able to attend as a guest, which allows them listen to the Meeting; however, they will not be able to vote or submit questions. Please see the information under the heading “Non-Registered Shareholders” for an explanation of why certain shareholders may not receive a form of proxy.
•	If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.
•	Registered Shareholders and proxyholders (including Non-Registered Shareholders who have duly appointed themselves as proxyholder) accessing the Meeting will have an opportunity to ask questions at the Meeting during the Q&A session. Should any such Shareholder or proxyholder wish to ask a question, the Shareholder or proxyholder should select the messaging icon and type the question within the chat box at the bottom of the messaging screen. Once satisfied with the question, the Shareholder or proxyholder should click the arrow button to submit the question to the Chair of the Meeting. All submitted questions will be moderated by Computershare before being sent to the Chair of the Meeting. Questions can be submitted at any time during the Q&A session up until the Chair of the Meeting closes the session. It is anticipated that Shareholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as in past years when the annual meeting of Shareholders was held in person.

Great Panther Mining Limited	6
Management Information Circular

•	Shareholders with questions regarding the virtual meeting platform or requiring assistance accessing the Meeting website should visit the provider’s website at http://www.computershare.com/GreatPanther for additional information. Furthermore, should a Shareholder wish to speak with a Computershare representative, both a live chat service and a contact ticket system are available through the website above.

Voting at the Meeting

A Registered Shareholder or a Non-Registered Shareholder who has appointed themselves or a third-party proxyholder to represent them at the meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the Meeting. To have their common shares voted at the meeting, each Registered Shareholder or proxyholder will be required to enter their control number or Invite Code provided by Computershare at www.meetnow.global/MX5XW6H prior to the start of the Meeting. In order to vote, Non-Registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at http://www.computershare.com/GreatPanther after submitting their voting instruction form in order to receive an Invite Code (please see the information under the headings “Appointment of Proxies” below for details).

Appointment of Proxies

Shareholders who wish to appoint a third-party proxyholder to represent them at the online meeting (or Non-Registered Shareholders who want to appoint themselves) must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving an Invite Code to participate in the meeting.

To register a proxyholder, shareholders MUST visit http://www.computershare.com/GreatPanther by 12:00 p.m. (Pacific Time) on Monday, June 27, 2022, and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with an Invite Code via email after proxy cut-off.

A proxy can be submitted to Computershare either in person or by mail or courier to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 12:00 p.m. on Monday, June 27, 2022, or if the meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed meeting.

Without an Invite Code, proxyholders will not be able to vote or ask questions at the virtual meeting.

GENERAL PROXY INFORMATION

In this Information Circular, references to “we” and “our” refer to the Company. The “Board of Directors” or the “Board” refers to the Board of Directors of the Company. “Director” refers to a member of the Board of Directors of the Company. An “Independent Director” means a Director who is not currently, and who has not been within three years of the date of the Information Circular, an executive officer or employee of the Company. “Non-Independent Director” means any Director who is currently, or was during the past three years, an executive officer or employee of the Company. “Non-Employee Director” means any Director who is not also an executive officer or employee of the Company or a related entity of the Company. “Common Shares” means common shares without par value in the capital of the Company. “Great Panther Shareholders” and “Shareholders” refer to Shareholders of the Company. “Registered Shareholders” means Shareholders of the Company who hold Common Shares in their own name. “Beneficial Shareholders” means Shareholders of the Company who do not hold Common Shares in their own name and “Intermediaries” refer to brokers, investment firms, clearinghouses and similar entities that own securities on behalf of Beneficial Shareholders.

Great Panther Mining Limited	7
Management Information Circular

The Board of Directors has approved the contents and distribution of this Information Circular.

All dollar amounts referred to herein are in Canadian currency unless otherwise indicated.

Solicitation of Proxies

While it is expected that the solicitation of proxies will be primarily by mail, subject to the use of Notice-and-Access Provisions in relation to the delivery of this Information Circular, proxies may be solicited personally, by telephone or other means by Directors, officers, and regular employees of the Company. Great Panther has arranged for Intermediaries to forward the meeting materials to Beneficial Shareholders of the Common Shares held of record by those Intermediaries and Great Panther may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

Notice and Access Process

Notice-and-Access means provisions concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), in the case of Registered Shareholders, and section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of Beneficial Shareholders (collectively, the “Notice-and-Access Provisions”), which allow an issuer to deliver an information circular forming part of proxy-related materials to Shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

The Notice-and-Access Provisions are a mechanism that allows reporting issuers, other than investment funds, to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer’s website and sometimes the transfer agent’s website) rather than by delivering such materials by mail. The Notice-and-Access Provisions can be used to deliver materials for both special and general meetings of shareholders. Reporting issuers may still choose to continue to deliver such proxy-related materials by mail, and, pursuant to Notice-and-Access Provisions, both registered and beneficial owners are entitled to request delivery of a paper copy of the Information Circular at the reporting issuer’s expense.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs of the issuer. In order for the Company to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting an information circular (and if applicable, other materials) electronically on a website that is not SEDAR, the Company must send a notice to Shareholders, including Non-Registered Holders (as defined below), indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain a paper copy of those proxy-related materials from the Company. This Information Circular has been posted in full at https://www.greatpanther.com/investors/reports-filings/agm/ and under the Company’s SEDAR profile at www.sedar.com.

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least forty days prior to the meeting in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to Shareholders. The Notice-and-Access notification, which requires the Company to provide basic information about the Meeting and the matters to be voted on, explains how a Shareholder can obtain a paper copy of the Information Circular and any related Meeting materials. A Notice-and-Access notification has been delivered to Shareholders by the Company, along with the applicable voting document (a form of proxy in the case of Registered Shareholders or a voting instruction form in the case of Non-Registered Holders).

Great Panther Mining Limited	8
Management Information Circular

As this is not the first time the Company has utilized Notice-and-Access Provisions for its annual general meeting, it is no longer subject to the requirement to file a notification at least 25 days prior to the Record Date indicating its intent to use Notice-and-Access Provisions.

The Company will not rely upon the use of ‘stratification’. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Information Circular with the notice to be provided to Shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the Information Circular from the Company or any Intermediary unless such Shareholder requests explicitly the same.

Any Shareholder who wishes to receive a paper copy of this Information Circular must make contact with the Company by telephone number: 1 888 355 1766 (Canada/USA Toll-Free) or +1 604 608 1766 (International Toll), or email: info@greatpanther.com. In order to ensure that a paper copy of the Information Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Information Circular and return a proxy or voting instruction form prior to the Proxy Deadline, it is strongly suggested that a Shareholder ensure their request is received by the Company no later than June 8, 2022.

All Shareholders may call 1 888 355 1766 (Canada/USA Toll-Free) or +1 604 608 1766 (International Toll), in order to obtain additional information relating to the Notice-and-Access Provisions up to and including the date of the Meeting, including any adjournment of the Meeting.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are Directors or officers of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy (who is not required to be a Shareholder), to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. Please note that you are also required to register your Proxyholder at http://www.computershare.com/GreatPanther by 12:00 p.m. (Pacific Time) on Monday, June 27, 2022.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of Directors;
(b)	any amendment to or variation of any matter identified therein; and
(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy. However, under the NYSE American Exchange (“NYSE American”) rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on “non-routine” proposals, although such shares will be included in determining the presence of a quorum at the Meeting. Thus, such broker “non-votes” will not be considered votes “cast” for purposes of voting on the election of Directors. The ratification of the appointment of the Company’s auditors, qualifies as a “routine” proposal that brokers may vote upon without having received specific voting instruction from the beneficial owner; any broker “non-votes” with respect to this matter will not be considered votes “cast” and therefore will have no effect on the vote with respect to the appointment of the auditors.

Great Panther Mining Limited	9
Management Information Circular

Registered Shareholders

If you are a Registered Shareholder (a Shareholder whose name appears on the records of the Company as the registered holder of Common Shares) of the Company, you may wish to vote by proxy whether or not you are able to attend the Meeting online. Registered Shareholders electing to submit a proxy may do so by:

(a)	completing, dating and signing the Proxy, accompanying the Notice-and-Access notification and returning it to the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1 866 249 7775, outside North America at +1 416 263 9524, or by mail to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;
(b)	using a touch-tone phone to transmit voting choices to the toll-free number given in the Proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll-free number, the holder’s account number and the proxy access number; or
(c)	using Computershare’s website, www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the proxy access number.

In all cases, ensuring that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting, or the adjournment thereof, at which the Proxy is to be used.

Revocation of Registered Proxies

A Shareholder who has given a proxy may revoke the proxy by:

(a)	signing a proxy with a later date and delivering it at the time and to the place noted above;
(b)	signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or
(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person (virtually).

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Beneficial Shareholders (Non-Registered Shareholders)

Many Shareholders are “non-registered” Shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a Registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

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Management Information Circular

These securityholder materials are sent to both Registered and Non-Registered Owners of the securities of the Company utilizing the Notice-and-Access Provisions. If you are a Non-Registered Owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the Intermediary holding securities on your behalf.

The form of proxy supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the Intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and the United States. Broadridge mails a voting instruction form (“VIF”) in lieu of a proxy provided by the Company and asks Beneficial Shareholders to return the VIF to Broadridge. Alternatively, the Beneficial Shareholder may call a toll-free number or go online to http://www.proxyvote.com to vote. Great Panther may utilize the Broadridge QuickVoteTM service to assist Great Panther shareholders with voting their shares.

The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting.

You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of your desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of the Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative.

Notice to Shareholders in the United States

This solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia and the securities laws of applicable provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the applicable provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the applicable provinces of Canada differ from the disclosure requirements under United States securities laws.

Revocation of Non-Registered Proxies

Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders of shares who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and, if necessary, revoke their proxy in accordance with the revocation procedures set out on page 10.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of our knowledge, except as otherwise disclosed herein, no person who has been a Director or Executive Officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any proposed nominee for election as a Director of the Company nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors.

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Management Information Circular

RECORD DATE AND VOTING SECURITIES

Record Date

The Board has fixed May 11, 2022, as the record date (the “Record Date”) for the determination of persons entitled to receive notice of and vote at the Meeting. Only Shareholders of record at the close of business on the Record Date who either (i) attend the Meeting online, (ii) complete, sign and deliver a form of proxy in the manner and subject to the provisions described above, or (iii) vote in one of the manners provided for in the VIF, will be entitled to vote or to have their Common Shares voted at the Meeting.

Voting Securities

Great Panther’s authorized share capital consists of an unlimited number of Common Shares without par value, and an unlimited number of Class A preferred shares without par value, issuable in series and an unlimited number of Class B preferred shares without par value, issuable in series. The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “GPR” and on the NYSE American under the symbol “GPL”. As of the Record Date, there were 471,094,691 Common Shares issued and outstanding. As of the same date, there were no Class A preferred shares, and no Class B preferred shares issued and outstanding.

Holders of Common Shares are entitled to one vote per Common Share at meetings of Shareholders. No group of Shareholders of the Company has the right to elect a specified number of Directors, nor are there cumulative or similar voting rights attached to the Common Shares, other than as described under “Number of and Election of Directors - Nominees for Election”.

To the knowledge of the Directors and Executive Officers of the Company, there are currently no persons or companies who beneficially own or control, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at May 11, 2022.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

A. NUMBER AND ELECTION OF DIRECTORS

Set Number of Directors

Pursuant to the terms of the Company’s Articles, the number of Directors may be set or changed by ordinary resolution, subject to a limited right of the Board to increase the number of Directors between Shareholder meetings. The number of Directors on the Board was last set by Shareholders at nine by ordinary resolution of the Shareholders on June 9, 2021. The Board proposes that the number of Directors be set at seven. Therefore, at the Meeting, Shareholders will be asked to approve an ordinary resolution that the number of Directors to be elected to the Board be set at seven.

The term of office of each of the current Directors will end immediately before the election of Directors at the Meeting. Unless a Director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each Director elected will hold office until immediately before the election of Directors at the next annual general meeting, or if no Director is then elected until a successor is elected, or until they otherwise ceases to hold office under the BCA or the terms of the Articles.

Majority Voting for Directors

The Board has adopted a policy (the “Majority Voting Policy”) stipulating that if the votes in favour of the election of a nominee Director at a Shareholders’ meeting involving an uncontested Director election represent less than a majority of the shares voted and withheld, the nominee will submit his or her written resignation immediately after the meeting to the Board, to be effective upon acceptance by the Board. If such a Director refuses to tender his or her resignation subject to the Majority Voting Policy, such Director will not be nominated for election the following year. The Majority Voting Policy does not apply to any Shareholders’ meeting where the number of individuals nominated for election exceeds the number of Directors to be elected, including as a result of a proxy contest.

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The Nominating and Corporate Governance Committee (the “NCGC”) shall consider the affected Director’s resignation and recommend to the Board whether or not to accept it. Any affected Director who tenders a resignation pursuant to this Majority Voting Policy will not participate in any meeting of the Board, the NCGC, or any other sub-committee of the Board at which such Director’s resignation is considered.

In its deliberations, the NCGC will consider any stated reasons why Shareholders “withheld” votes from the election of such affected Director, the length of service and the qualifications of the affected Director, the affected Director’s contributions to the Company, the effect such resignation may have on the Company’s ability to comply with any applicable governance rules and policies and the dynamics of the Board, and any other factors that the NCGC considers relevant.

The Board will act on the NCGC’s recommendation within 90 days following the date of the applicable meeting and announce its decision by way of a news release (a copy of which will be provided to the TSX), after considering the factors considered by the NCGC and any other factors that the Board considers relevant. The Board will accept the resignation, except in situations where exceptional circumstances would warrant the affected Director continuing to serve on the Board. These exceptional circumstances are expected to meet a high-standard threshold and do not include re-occurring events or an affected Director’s length of service, qualifications, attendance at meetings, experience or contributions to the Company. Exceptional circumstances may include non-compliance with corporate or securities law requirements as a result of the resignation, among other circumstances.

The resignation will become effective upon acceptance by the Board. However, if the Board declines to accept the resignation, it must fully state the reasons for doing so in its news release. If the Board determines not to accept the resignation of an affected Director based on an exceptional circumstance, then the Board is expected to take active steps to resolve the exceptional circumstance for the following year. If the resignation is accepted, the Board may, in accordance with the BCA and Articles, appoint a new Director to fill any vacancy created by the resignation or reduce the size of the Board.

Advance Notice Policy

The Board adopted an advance notice policy (the “Advance Notice Policy”) effective May 24, 2013, which was approved by Shareholders at the Company’s annual and special meeting of Shareholders held on June 27, 2013. The Advance Notice Policy provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the BCA; or (ii) a Shareholder proposal made pursuant to the provisions of the BCA.

The purpose of the Advance Notice Policy is to foster a variety of interests of the Shareholders and the Company by ensuring that all Shareholders - including those participating in a meeting by proxy rather than attending the meeting - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Policy fixes a deadline by which holders of Common Shares must submit Director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

The foregoing is merely a summary of the Advance Notice Policy, is not comprehensive and is qualified by the full text of such policy, a copy of which is available on the Company’s website at https://www.greatpanther.com/_resources/pdf/advance-notice-policy2.pdf.

As of the date of this Information Circular, the Company has not received notice of a nomination in compliance with the Advance Notice Policy. Pursuant to the Advance Notice Policy, any additional Director nominations for the Meeting must have been received by the Company no later than the close of business on May 30, 2022.

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Management Information Circular

Nominees for Election

At the annual general meeting of the Company held in June 2021, the Shareholders of the Company approved the ordinary resolution to set the number of Directors at nine. Pursuant to the Act and the Articles, there are currently seven directors on the Board. As disclosed herein, management of the Company will nominate seven persons for election to the Board of Directors at the Meeting. Voting for the election of the seven nominee Directors will be conducted on an individual basis. All of the nominees for election at the Meeting are currently Directors of Great Panther, and all nominees have agreed to stand for election. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting. The Board has determined that six of the seven nominees are independent under Canadian National Instrument 52-110 - Audit Committees (“NI 52-110”) and NYSE American stock exchange requirements.

The following disclosure sets out, as at the Record Date, (a) the names of all seven nominees for election as Director and their residency, (b) all major offices and positions with the Company each one now holds, (c) each nominee’s principal occupation, business or employment, (d) the period of time during which each has been a Director of the Company, if applicable, (e) the current equity ownership consisting of Common Shares beneficially owned, directly or indirectly, or controlled or directed, options, restricted share units (“RSUs”), performance-based restricted share units (“PSUs”), or deferred share units (“DSUs”) credited to each nominee, (f) other current public company board memberships and committees, and (g) their attendance at the Company’s Board and Board committee meetings in the year ended December 31, 2021, if applicable.

The information as to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised has been furnished to the Company by the nominees or has been extracted from insider reports filed by the respective nominees which are publicly available through the internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

Unless authority to do so concerning one or more Directors is withheld and subject to NYSE American rules, the persons designated as proxy-holders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy (i) FOR the resolution to set the number of Directors at nine, and (ii) FOR the election of each of the nominees set forth in this Information Circular. Great Panther’s management does not contemplate that any of the nominees will be unable to serve as a Director, but if that should occur for any reason before the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying Proxy to vote FOR the election of any other person or persons nominated in place of any nominee or nominees unable to serve.

ALAN HAIR, CEng MIMMM, ICD.D
Ontario, Canada Non-Independent Director Director Since: April 21, 2020		Mr. Hair is a mineral engineer and senior executive with nearly 40 years of experience in the mining and metals industry. Mr. Hair currently the Interim Chief Executive Officer of the Company and is the former President and CEO of Hudbay Minerals Inc., a company he joined in 1996 as a senior operations manager and at which he served in a series of progressively senior roles culminating in the position of President and CEO from 2016 to 2019. During his tenure at Hudbay, Mr. Hair oversaw the successful acquisition, construction, and development of the Constancia Mine in Peru. Mr. Hair holds a BSc in Mineral Engineering from the University of Leeds and the ICD.D designation from the Institute of Corporate Directors. He is a director of Bear Creek Mining Corporation and Gold Royalty Corp.
Voting Results of 2021 Annual General Meeting
For: Withheld:	96.96% 3.04%
Share Ownership Target		Board/Committee Membership	Attendance
Meets Target: Securities Held on Record Date:	In Progress	Board	11 of 11	100%
		Safety, Health, Environmental and Social Committee (Chair) (“SHESC”)	4 of 4	100%
		Technical & Operations Committee (“TOC”) (Chair)	5 of 5	100%

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Management Information Circular

ALAN HAIR, CEng MIMMM, ICD.D
Securities Held on Record Date		Other Public Company Directorships (4) (7)	Other Public Company Committee Appointments
Common Shares: Stock Options: RSUs: PSUs: DSUs:	26,800 Nil Nil Nil 248,048	Bear Creek Mining Corporation (TSXV)	Chair, Operating, Safety and Sustainability Committee
		Gold Royalty Corp. (NYSE American)	Chair, Corporate Governance & Nominating Committee. Member, ESG & Sustainability Committee. Member, Audit Committee and Compensation Committee.

TRUDY M. CURRAN BA, LLB, ICD.D
Calgary, Alberta Independent Director Director Since: June 9, 2021		Ms. Curran is a retired businesswoman with extensive experience in mergers and acquisitions, financing, human resources and executive compensation, and governance across a range of industries, including mining and oil and gas. Ms. Curran is an experienced director and is currently serving as a board director at Baytex Energy Corp., TriCan Well Services Ltd., and as a member of the board of commissioners at the Alberta Securities Commission. She was previously interim managing director and CEO of Riversdale Resources Ltd., a public Australian incorporated metallurgical coal company. From 2016 to 2017, she was a director of Dominion Diamond Corp., where she served as chair of the Health, Safety and Environment Committee, as a member of the Audit Committee and as a co-chair of the Special Committee that resulted in the sale of the company to the Washington Group. In her over 30 years of executive roles, she focused on legal, human resources and administration and was a member of the executive team focused on strategy and risk management, serving as Senior Vice President, General Counsel and Corporate Secretary of Canadian Oil Sands Limited from September 2002 to the time of its sale in February 2016. From 2003 to 2016, she was a director of Syncrude Canada Ltd., where she served as chair of the Human Resources and Compensation Committee and as a member of the Pension Committee. Ms. Curran holds a Bachelor of Arts degree in English and a Bachelor of Laws degree (both with distinction) from the University of Saskatchewan and the ICD.D designation from the Institute of Corporate Directors. She was recognized as one of the Top 100 Most Powerful Women in Canada in 2012.
Voting Results of 2021 Annual General Meeting
For:	96.54% 3.46%
Share Ownership Target		Board/Committee Membership	Attendance
Meets Target: Securities Held on Record Date:	In Progress	Board	7 of 7	100%
		People & Culture Committee (“P&CC”)	2 of 2	100%
		Safety, Health, Environmental and Social Committee (“SHESC”)	2 of 2	100%
		NCGC	0 of 0	NA

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TRUDY M. CURRAN BA, LLB, ICD.D
Securities Held on Record Date		Other Public Company Directorships (5) (6)	Other Public Company Committee Appointments
Common Shares: Stock Options: RSUs: PSUs: DSUs:	Nil Nil Nil Nil 56,410	Baytex Energy Corp. (TSX)	Member of the Nominating and Governance Committee Chair of the Human Resources and Compensation Committee
		TriCan Well Services Ltd.	Chair of Safety, Human Resources & Compensation Committee Member of Corporate Governance Committee

JOSEPH GALLUCCI, MBA, ICD.D
Quebec, Canada Independent Director Director Since: April 21, 2020		Mr. Gallucci is a senior capital markets executive and corporate director with over 20 years of experience in investment banking and equity research. His career focused on mining, base metals, precious metals and bulk commodities on a global scale. He is currently the Managing Director and Head of Investment Banking at Laurentian Bank Securities Inc. where he oversees the investment banking practice in entirety. His career has spanned across various firms including BMO Capital Markets, GMP Securities, Dundee Securities, and he was a founding principal of Eight Capital where he led their Mining Investment Banking Team. In his previous and current roles, he has acquired experience in corporate finance, mergers, acquisitions, business and operational development, financings and corporate strategy. He has been directly involved in raising several billion dollars for mining companies as well as lead advisor on significant M&A transactions. Prior to investment banking, Mr. Gallucci spent over a decade in equity research with a focus on global mining at both GMP and Dundee Securities. At Dundee Securities, he was a Managing Director and Head of the Metals and Mining Research Team, where he oversaw the entire mining franchise. He holds a Bachelor of Commerce degree from Concordia University and an MBA in Investment Management from the Goodman Institute of Investment Management. He also holds the ICD.D designation.
Voting Results of 2021 Annual General Meeting
For: Withheld:	96.50% 3.50%
Share Ownership Target		Board/Committee Membership	Attendance
Meets Target: Securities Held on Record Date:	In Progress	Board	11 of 11	100%
		Audit Committee	5 of 5	100%
		NCGC (Chair)	1 of 1	100%
Securities Held on Record Date		Other Public Company Directorships (4)	Other Public Company Committee Appointments
Common Shares: Stock Options: RSUs: PSUs: DSUs:	Nil Nil Nil Nil 206,796	Rockridge Resources (TSXV)	None
		Skyharbour Resources (TSXV)	None

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JOHN JENNINGS, MBA, CFA
British Columbia, Canada Independent Director Director Since: June 28, 2012		Mr. Jennings is employed as Practice Co-Lead, Board Director and Executive Search with WATSON Advisors Inc., a leading consulting firm focused on corporate governance and recruiting board directors and executive talent. Prior to joining WATSON in October 2017, he was a Senior Client Partner with Korn Ferry International from 2012 to April 2017. Upon earning his B.Sc. (Chemistry) from Western University, Mr. Jennings started a career in precious metals mining operations before becoming a sell-side mining analyst in Toronto. Following completion of his Master of Business Administration from London Business School, he entered a 26-year career in investment banking with leading firms in the UK and Canada, including as CEO of an investment firm. Mr. Jennings is an experienced director, having served on the boards of several for profit and purpose-driven organizations, including as Board Chair. He currently serves on the Executive Committee of the BC Chapter of the Institute of Corporate Directors and the Faculty Advisory Board of the Sauder School of Business at the University of British Columbia. He holds the designation of Chartered Financial Analyst and has successfully completed the ICD-Rotman Directors Education Program.
Voting Results of 2021 Annual General Meeting
For: Withheld:	96.44% 3.56%
Share Ownership Target		Board/Committee Membership	Attendance
Meets Target:	Yes	Board	11 of 11	100%
		Audit Committee	5 of 5	100%
		P&CC (Chair)	3 of 3	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares: Stock Options: RSUs: PSUs: DSUs:	100,000 44,000 Nil Nil 444,871	None	None

ELISE REES, FCPA, FCA, ICD.D
British Columbia, Canada Independent Director Director Since: April 12, 2017		Ms. Rees is an experienced director, having served on the boards of a number of profit and not for profit organizations, including Board Chair, Treasurer, Audit Committee Chair. She currently serves on the Boards of Enmax Corp, K-Bro Linen Systems Inc, Artemis Gold Inc, and Great Panther Mining. Prior to her role as an independent Director, Ms. Rees had a 35-year career in public practice, with Ernst & Young LLP. Ms Rees spent 18 years as a tax and transaction partner with Ernst and Young, LLP, and was the BC Market Leader and Managing Partner of the Transaction Advisory Practice. She has a breadth of experience in mergers and acquisitions, corporate reorganizations, and has a broad experience in a variety of industries including mining, infrastructure, transportation, energy, retail and distribution. Ms. Rees has been recognized for her leadership and service to the community with the designation of Fellow Chartered Professional Accountant, Fellow Chartered Accountant in 2007, together with several business awards for leadership in Diversity and Inclusion activities. Her awards include, 2007 Community Builder Award, Association of Women in Finance, Influential Women in Business Award (2007), Ernst and Young Rosemary Meschi Award for Advancing Gender Diversity and was recognized as a Top 100 Women in Canada in 2015 by Women’s Executive Network. Ms. Rees has a B.A. (Hons) from the University of Strathclyde, Scotland, and is a graduate of the ICD-Rotman Directors Education Program with the designation ICD.D.
Voting Results of 2021 Annual General Meeting
For: Withheld:	96.40% 3.60%

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ELISE REES, FCPA, FCA, ICD.D
Share Ownership Target		Board/Committee Membership	Attendance
Meets Target:	Yes	Board	11 of 11	100%
		Audit Committee	5 of 5	100%
		P&CC	3 of 3	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares: Stock Options: RSUs: PSUs DSUs:	47,500 Nil Nil Nil 439,761	K-Bro Linen Systems Inc.	Chair, Audit Committee
		Artemis Gold Inc	Chair, Audit Committee Member, Compensation Committee

KEVIN J. ROSS, EUR ING., B.Sc. (Hons) Min Eng., MBA
British Columbia, Canada Independent Director Director Since: May 6, 2019		Mr. Ross is a Mining Engineer with over 40 years of experience leading mining operations in Africa, Europe, North America and Latin America. He holds a BSc (Mining Engineering) from the Royal School of Mines, a Master of Business Administration from Cranfield School of Management and is a registered European Engineer. He holds the position of Chief Operating Officer of Orca Gold Inc., where he is leading the studies to develop a gold mine in Sudan and is Chief Operating Officer of Montage Gold which is developing a gold mine in Côte d’Ivoire. Previously, Mr. Ross served as the Chief Operating Officer of RB Energy Inc., Sirocco Mining Inc., Atacama Minerals Inc., Sirocco Gold Inc., Red Back Mining Inc. and RB Energy.
Voting Results of 2021 Annual General Meeting
For: Withheld:	96.34% 3.66%
Share Ownership Target		Board/Committee Membership	Attendance
Meets Target:	Yes	Board	11 of 11	100%
		SHESC	4 of 4	100%
		TOC	5 of 5	100%
		NCGC	1 of 1	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares: Stock Options: RSUs: PSUs: DSUs:	62,400 Nil Nil Nil 424,746	Montage Gold Inc. (TSXV)	Chair of Corporate Governance and Nominating Committee

DANA WILLIAMS, B. Eng., MBA, CPA
Grand Cayman, Cayman Islands Independent Director Director Since: June 9, 2021		Ms. Williams is a seasoned executive (currently consulting) with 25+ years of global business experience over a broad sector of industries, including mining, insurance, healthcare, engineering firms, broking and financial services. She has over ten years of mergers and acquisitions experience including Canada, the US, Brazil, Australia and Germany. Ms. Williams was the former Chief Operating Officer of Steadfast, an insurance brokerage that went public on the Australian Stock Exchange. In this role, she led both mergers and acquisitions as well as operations. She was profiled in Insurance News in Australia. Prior to that she was the Chief Financial Officer of Hub International for Eastern Canada (2008 through 2012), a Canadian insurance brokerage. She worked offshore in captive and reinsurance for 5 years with Marsh and participated in the IPO of RAM Reinsurance. She worked for Deloitte for six years in the United States. Her early career included working in the mining operations of mines in British Columbia, Ontario and Quebec. Ms. Williams holds a B.Eng. (Mining Engineering) from McGill University (Gold Medal), a Masters Business Administration from Western University (Deans List) and is a Certified Public Accountant in the United States. Ms. Williams is bilingual in English and French.
Voting Results of 2021 Annual General Meeting
For: Withheld:	96.36% 3.64%

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DANA WILLIAMS, B. Eng., MBA, CPA
Share Ownership Target		Board/Committee Membership	Attendance
Meets Target	In Progress	Board	7 of 7	100%
		Audit Committee (Chair)	2 of 2	100%
		SHESC	2 of 2	100%
		TOC	3 of 3	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares: Stock Options: RSUs: PSUs DSUs:	0 0 0 0 45,104	None	None

Notes to this section:

(1)	“TSXV” means the TSX Venture Exchange.
(2)	“TSX” means the Toronto Stock Exchange.
(3)	“CSE” means Canadian Securities Exchange.
(4)	“NYSE American” means the New York Stock Exchange American.

Summary of Directors’ Qualifications and Expertise

The NCGC has determined that the seven Director nominees possess the competencies necessary for the Board to effectively fulfill its responsibilities:

	Alan Hair	Trudy M. Curran	Joseph Gallucci	John Jennings	Elise Rees	Kevin Ross	Dana Williams
Strategic Leadership	■	■	■	■	■	■	■
Industry Experience	■	■	■	■	■	■	■
Financial Literacy	■	■	■	■	■		■
Board Experience/ Governance	■	■	■	■	■	■	■

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	Alan Hair	Trudy M. Curran	Joseph Gallucci	John Jennings	Elise Rees	Kevin Ross	Dana Williams
Human Resources & Compensation	■	■	■	■	■	■	■
Health, Safety, Environmental & Social	■	■				■
Mining Operations	■					■	■
Mergers & Acquisitions / Investment	■	■	■	■	■		■
International Business	■		■		■	■	■
Risk Management	■	■	■	■	■	■	■

On an annual basis, the NCGC reviews the overall composition of the Board, which includes a review of the Directors core and ancillary competencies. This helps formulate the basis for near and long-term Board succession strategic planning.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director is, as at the date of this Information Circular, or has been, within the last 10 years before the date of this Information Circular, a director, or executive officer of any company (including Great Panther) that was:

(a)	subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for more than thirty consecutive days, that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer; or
(b)	subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for more than thirty consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

Except as disclosed below, no proposed director is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including Great Panther) that:

(a)	while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

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Management Information Circular

(b)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

Mr. Ross is a director of the Company. Mr. Ross was previously the Chief Operating Officer of RB Energy Inc. (“RBI”) from April 2014 to May 2015. On October 14, 2014, RBI applied for and obtained an Initial Order (the “Order”) to commence proceedings under the Companies’ Creditors Arrangement Act (the “CCAA”) in the Québec Superior Court (the “Court”). On October 15, 2014, RBI announced that the Court issued an Amended and Restated Initial Order in respect of RBI and certain of its subsidiaries under the CCAA, which granted an initial stay of creditor proceedings to November 13, 2014. The Order was subsequently extended to April 30, 2015. On May 8, 2015, the Court appointed a receiver, Duff & Phelps Canada Restructuring Inc., under the Bankruptcy and Insolvency Act (Canada), and terminated the CCAA proceedings. The TSX de-listed RBI’s common shares effective at the close of business on November 24, 2014, for failure to meet the continued listing requirements of the TSX. Mr. Ross ceased employment as Chief Operating Officer of RBI in May 2015.

No proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

B. APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, located at 777 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for appointment as auditor of the Company to serve until the close of the next annual general meeting of Shareholders.

Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the appointment of KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting of Shareholders.

The following table sets out the aggregate fees billed to the Company by its external auditor, KPMG LLP, in each of the last two financial years:

Category	Year ended December 31, 2021 ($)	Year ended December 31, 2020 ($)
Audit Fees (1)	987,174	991,875
Audit-Related Fees	Nil	Nil
Tax Fees (2)	Nil	Nil
All Other Fees (3)	22,500	19,000
Total	1,009,674	1,010,875

Notes:

(1)	“Audit Fees” include fees billed by the Company’s auditor for the 2021 and 2020 periods related to the audits of the Company’s consolidated financial statements and internal controls over financial reporting, and the reviews of the Company’s interim financial statements.
(2)	“Tax Fees” are not billed to the Company as tax services are not provided to the Company by the Company’s auditor.
(3)	“All Other Fees” include fees billed for the involvement with payroll audits of the Company’s Mexican subsidiaries.

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C. APPROVAL OF SHARE CONSOLIDATION

At the Meeting, Shareholders will be asked to consider and, if thought fit, pass an ordinary resolution (the “Share Consolidation Resolution”) authorizing the Company to consolidate (or reverse split) the Company’s issued and outstanding Common Shares into a lesser number of issued and outstanding Common Shares (the “Consolidation”) on the basis of one (1) post-Consolidation Common Share for a number of pre-Consolidation Common Shares, to be determined by the Board in its sole discretion, within a range of between two (2) and twenty (20) pre-Consolidation Common Shares (the “Consolidation Range”). The Share Consolidation Resolution is being proposed in order to provide the Company with the flexibility to consolidate the Common Shares if necessary, in order for the Common Shares to continue to be listed on the under NYSE American.

In order to maintain its listing, the Company must maintain certain share prices and financial and share distribution targets, including maintaining a minimum amount of shareholders’ equity and a minimum number of public shareholders. In addition to these objective standards, the NYSE American may delist the securities of any issuer if, in its opinion, (i) the issuer’s financial condition and/or operating results appear unsatisfactory; (ii) it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the NYSE American inadvisable; (iii) the issuer sells or disposes of principal operating assets or ceases to be an operating company; (iv) the issuer fails to comply with the NYSE American’s listing requirements; (v) the issuer’s common shares sell at what the NYSE American considers a “low selling price” (generally trading below US$0.20 per share for an extended period of time (the “Minimum Share Price Listing Standard”)); or (vi) if any other event occurs or any condition exists which makes continued listing on the NYSE American, in its opinion, inadvisable. If necessary, the Share Consolidation Resolution will provide the Company with a mechanism for acting quickly in order to ensure that it meets the Minimum Share Price Listing Standard.

If the Share Consolidation Resolution is approved, the Consolidation may be implemented only upon a determination by the Board to ultimately proceed with the Consolidation after the Meeting. Even if the Share Consolidation Resolution is approved by the Shareholders, the Board may elect not to proceed with the Consolidation. In addition, the Consolidation remains subject to the approval of the TSX and the NYSE American.

Background to and Reasons for the Consolidation

The Common Shares are listed for trading on the TSX and the NYSE American. In order to maintain the listing of its Common Shares on the NYSE American, the Company must comply with the Minimum Share Price Listing Standard.

On February 10, 2022, the Company was notified by the NYSE American that the closing bid price of the Common Shares had fallen below US$0.30 per share based on a 30-trading day average. The NYSE American notice indicated if the 30 trading day average of the Common Shares falls below US$0.20, the Company will no longer be in compliance with Section 1003(f)(v) of the NYSE American LLC Company Guide, because the Common Shares will have been selling for a low price per share for a substantial period of time. Should this occur, the Company will have 180 calendar days to regain compliance with the Minimum Share Price Listing Standard, which may include effecting the Consolidation.

While the 30 day trading average of the Common Shares on the NYSE American is greater than US$0.20 as of the date of this Circular, the Board has determined that it is in the best interests of the Company to obtain Shareholder approval to implement the Consolidation at a future time as needed. While the Company cannot offer and is not offering any assurances that the Consolidation would ensure that the Company continues to meet all or any of the listing standards of the NYSE American, the Share Consolidation Resolution would provide the Company with a mechanism for regaining compliance with the Minimum Share Price Listing Standard.

If the Common Shares were delisted from NYSE American and the trading price were to remain below US$0.20 per share, trading in the Common Shares may become subject to certain rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require additional disclosure by broker-dealers in connection with any trades involving (i) a stock defined as a “penny stock”, and (ii) persons other than established customers and accredited investors. The additional burdens imposed upon broker-dealers might discourage broker-dealers from effecting transactions in the Common Shares, which might further affect liquidity of the Common Shares.

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The Company believes that existing and prospective investors will perceive an investment in the Common Shares more favorably if the Common Shares continue to be listed on NYSE American. In addition, delisting from NYSE American and a sustained downturn in the market price of the Common Shares could adversely affect the Company’s ability to raise equity financing, as and when needed, and may significantly increase the dilution that existing Shareholders would experience as a result of any such equity financing or other transaction involving the future issuance of Common Shares.

The Company also believes that an increase in the trading price of the Common Shares that may result from the Consolidation could heighten the interest of the analyst and financial community in the Company and potentially broaden the pool of potential investors in the Common Shares, including certain institutional investors. Investors may also benefit from lower trading costs associated with a higher trading price for post-Consolidation Common Shares. Many investors pay commissions based on the number of Common Shares traded when they buy or sell Common Shares. If the trading price for post-Consolidation Common Shares is higher, Shareholders may pay lower commissions to trade a fixed dollar amount of post-Consolidation Common Shares than they would if they traded the same dollar amount of pre-Consolidation Common Shares.

Consolidation Ratio to be Used

The Board believes that Shareholder approval of the Consolidation within the Consolidation Range provides the Board with the maximum flexibility to achieve the desired effect of the Consolidation taking into account a number of factors, including compliance with the Minimum Share Price Listing Standard, market conditions, the pricing of any potential offering of additional securities in the U.S. and Canada, and the appeal to institutional investors of the market price of the Common Shares and number of Common Shares outstanding, while at the same time ensuring that the Company remains in compliance with applicable shareholder distribution requirements of the TSX and the NYSE American. If the Share Consolidation Resolution is approved, the Consolidation will be implemented, if at all, only upon a determination by the Board to proceed, with the Consolidation and with the specific ratio within the Consolidation Range determined by the Board.

Implementation of the Consolidation

Assuming that the Share Consolidation Resolution receives the necessary Shareholder approval, the Consolidation is approved by the TSX and the NYSE American, and the Board determines to implement the Consolidation, the Company will send a letter of transmittal (the “Letter of Transmittal”) to Registered Shareholders which must be used by such Registered Shareholders to transmit their Common Share certificates to Computershare at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 in order to exchange Common Share certificates for Common Share certificates representing the number of Common Shares to which a Shareholder is entitled as a result of the Consolidation. No delivery of Common Share certificates to a Shareholder will be made until the Shareholder has surrendered their currently issued Common Share certificate(s) and a properly completed Letter of Transmittal to Computershare. The Letter of Transmittal will contain instructions to Shareholders on how to surrender Common Share certificate(s) representing pre-Consolidation Common Shares to Computershare. Computershare will forward to each Registered Shareholder who has sent the properly completed Letter of Transmittal and the Common Share certificate(s) a Common Share certificate representing the number of post-Consolidation Common Shares to which the Shareholder is entitled. Until surrendered, each Common Share certificate shall be deemed for all purposes to represent the number of Common Shares to which the Shareholder is entitled as a result of the Consolidation. Following the Consolidation, the Common Shares will have a new CUSIP number and a new ISIN number.

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Effects of the Consolidation

General

As of the Record Date, the Company had 471,094,691 Common Shares issued and outstanding. If the Consolidation is implemented, its principal effect will be to proportionately decrease the number of issued and outstanding Common Shares by a factor equal to the Consolidation ratio as determined within the Consolidation Range by the Board, as follows:

1.	If a Consolidation ratio at the bottom of the Consolidation Range is selected by the Board, being one (1) post- Consolidation Common Share for every two (2) pre-Consolidation Common Shares, the Company would have approximately 235,547,345 Common Shares outstanding following completion of the Consolidation. Assuming the exercise of all of the Company’s current issued and outstanding warrants, options, RSUs, DSUs and PSUs, the Company would have approximately 254,861,144 Common Shares outstanding following completion of the Consolidation.
2.	If a Consolidation ratio at the top of the Consolidation Range is selected by the Board, being one (1) post- Consolidation Common Share for every twenty (20) pre-Consolidation Common Shares, the Company would have approximately 23,554,734 Common Shares outstanding following completion of the Consolidation. Assuming the exercise of all of the Company’s current issued and outstanding warrants, options, RSUs, DSUs and PSUs, the Company would have approximately 25,486,114 Common Shares outstanding following completion of the Consolidation.

Regardless of the Consolidation ratio selected, the exact number of post-Consolidation Common Shares will fluctuate due to the elimination of fractional Common Shares as the Consolidation is applied on an account-by-account basis. See “No Fractional Shares” below for further details.

At the close of business on the Record Date, the closing price of the Common Shares on the TSX was $0.24 per share and the closing price of the Common Shares on the NYSE American was US$0.18 per share. The Company does not expect the Consolidation itself to have any economic effect on holders of Common Shares or securities convertible into or exercisable to acquire Common Shares, except to the extent the Consolidation will result in fractional Common Shares. See “No Fractional Shares” below for further details.

The Common Shares are currently registered under Section 12(b) of the Exchange Act, and the Company is subject to the periodic reporting and other requirements of the Exchange Act. The Consolidation will not affect the registration of the Common Shares under the Exchange Act or the listing of the Common Shares on the TSX. Following the Consolidation, the Company will continue to be subject to periodic reporting and other requirements of Exchange Act and the Common Shares will continue to be listed on the TSX under the symbol “GPR” and on the NYSE American under the symbol “GPL”. In each case, the post-Consolidation Common Shares will be considered a substituted listing with new CUSIP and ISIN numbers.

Voting rights and other rights of the holders of Common Shares prior to the implementation of the Consolidation will not be affected by the Consolidation, other than as a result of the creation and disposition of fractional Common Shares as described below. For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the implementation of the Consolidation will generally continue to hold 2% of the voting power attached to the Common Shares immediately after the implementation of the Consolidation. The number of Registered Shareholders will not be affected by the Consolidation.

The Consolidation may result in some Shareholders owning “odd lots” of fewer than 100 Common Shares. Odd lots of Common Shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 Common Shares. The Board believes, however, that these potential effects are outweighed by the anticipated benefits of the Consolidation.

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Effect on Non-Registered Shareholders

Non-Registered Shareholders (i.e. beneficial Shareholders) holding Common Shares through an Intermediary (i.e., a securities broker, dealer, bank or financial institution) should be aware that the Intermediary may have different procedures for processing the Consolidation than those that will be put in place by the Company for Registered Shareholders. If Shareholders hold their Common Shares through an Intermediary and they have questions in this regard, they are encouraged to contact their Intermediary.

Effect on Options

As of the Record Date, there were 14,782,111 options issued and outstanding under the Omnibus Plan to acquire a like number of Common Shares. The Omnibus Plan authorizes the Board to make appropriate adjustments to any outstanding options in the event of any change in the Common Shares through a consolidation of the Common Shares. Upon the implementation of a Consolidation, each then outstanding option will be adjusted as follows:

1.	the number of unissued Common Shares that may be purchased through the exercise of an option will be reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the Consolidation ratio as selected within the Consolidation Range by the Board; and
2.	the price for which one (1) Common Share may be purchased pursuant to the exercise of an option will be increased in inverse proportion to the reduction in the number of Common Shares based on the Consolidation ratio as selected within the Consolidation Range by the Board.

Effect on RSUs

As of the Record Date, there were 3,509,452 RSUs issued and outstanding under the Omnibus Plan. The Omnibus Plan authorizes the Board to make appropriate adjustments to any outstanding RSUs in the event of any change in the Common Shares through a consolidation of the Common Shares.

Upon the implementation of a Consolidation, each then outstanding RSU will be adjusted such that the number of Common Shares (or the cash equivalent) that a holder of a RSU will receive upon settlement of such RSU will be reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the Consolidation ratio as selected within the Consolidation Range by the Board.

Effect on PSUs

As of the Record Date, there were 3,495,694 PSUs issued and outstanding under the Omnibus Plan. The Omnibus Plan authorizes the Board to make appropriate adjustments to any outstanding PSUs in the event of any change in the Common Shares through a consolidation of the Common Shares.

Upon the implementation of a Consolidation, each then outstanding PSU will be adjusted such that the number of Common Shares (or the cash equivalent) that a holder of a PSU will receive upon settlement of such PSU will be reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the Consolidation ratio as selected within the Consolidation Range by the Board.

Effect on DSUs

As of the Record Date, there were 3,594,920 DSUs issued and outstanding under the Omnibus Plan. The Omnibus Plan authorizes the Board to make appropriate adjustments to any outstanding DSUs in the event of any change in the Common Shares through a consolidation of the Common Shares.

Upon the implementation of a Consolidation, each then outstanding DSU will be adjusted such that the number of Common Shares (or the cash equivalent) that a holder of a DSU will receive upon settlement of such DSU will be reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the Consolidation ratio as selected within the Consolidation Range by the Board.

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Effect on Warrants

The Company currently has issued 9,749,727 Common Share purchase warrants outstanding, of 6,321,695 have an expiry date of May 17, 2022 and 3,428,032 share purchase warrants have an expiry date of June 27, 2022. Each warrant is exercisable for one Common Share at a price of $1.317 per share. Upon a Consolidation becoming effective, the exercise price and/or the number of Common Shares issuable upon the due exercise of such warrants will be adjusted proportionately based on the Consolidation ratio.

Effect on Share Certificates

If the Consolidation is approved by Shareholders and subsequently implemented, Registered Shareholders who hold at least one (1) post-Consolidation Common Share will be required to exchange their share certificates representing pre-Consolidation Common Shares for new share certificates representing post-Consolidation Common Shares or, alternatively, a Direct Registration System (“DRS”) Advice/Statement representing the number of post- Consolidation Common Shares they hold following the Consolidation. The DRS is an electronic registration system which allows Shareholders to hold Common Shares in their name in book-based form, as evidenced by a DRS Advice/Statement, rather than a physical share certificate.

If the Consolidation is implemented, the Company (or Computershare) will mail a Letter of Transmittal to each Registered Shareholder. Each Registered Shareholder must complete and sign a Letter of Transmittal after the Consolidation takes effect. The Letter of Transmittal will contain instructions on how to surrender to Computershare the certificate(s) representing the Registered Shareholder’s pre-Consolidation Common Shares. Computershare will send to each Registered Shareholder who follows the instructions provided in the Letter of Transmittal a new share certificate representing the number of post-Consolidation Common Shares to which the Registered Shareholder is entitled rounded up or down to the nearest whole number or, alternatively, a DRS Advice/Statement representing the number of post-Consolidation Common Shares the Registered Shareholder holds following the Consolidation. Non-Registered Shareholders (i.e. beneficial Shareholders) who hold their Common Shares through an Intermediary (e.g. securities brokers, dealers, banks, financial institutions, etc.) and who have questions regarding how the Consolidation will be processed should contact their Intermediary with respect to the Consolidation. See “Effect on Non-Registered Shareholders” above.

Until surrendered to Computershare, each share certificate representing pre-Consolidation Common Shares will be deemed for all purposes to represent the number of post-Consolidation Common Shares to which the Registered Shareholder is entitled as a result of the Consolidation. Until Registered Shareholders have returned their properly completed and duly executed Letter of Transmittal and surrendered their old share certificate(s) for exchange, Registered Shareholders will not be entitled to receive distributions, if any, that may be declared and payable to holders of record following the Consolidation.

Any Registered Shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that the Company and Computershare customarily apply in connection with lost, stolen or destroyed certificates.

The method chosen for delivery of share certificates and letters of transmittal to Computershare is the responsibility of the Registered Shareholder and neither Computershare nor the Company will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by Computershare.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL HAVING RECEIVED A LETTER OF TRANSMITTAL.

No Fractional Shares

No fractional Common Shares will be issued pursuant to the Consolidation. In lieu of any such fractional Common Shares, each Registered Shareholder of the Company otherwise entitled to a fractional Common Share following the implementation of the Consolidation will receive the nearest whole number of post-Consolidation Common Shares. For example, any fractional interest representing less than 0.5 of a post-Consolidation Common Share will not entitle the holder thereof to receive a post-Consolidation Common Share and any fractional interest representing 0.5 or more of a post-Consolidation Common Share will entitle the holder thereof to receive one whole post-Consolidation Common Share. In calculating such fractional interests, all Common Shares registered in the name of each Registered Shareholder will be aggregated.

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No Dissent Rights

Shareholders are not entitled to exercise any statutory dissent rights with respect to the proposed Consolidation.

Accounting Consequences

If the Consolidation is implemented, net income or loss per Common Share, and other per Common Share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per Common Share and other per Common Share amounts for periods ending before the Consolidation took effect would be recast to give retroactive effect to the Consolidation.

Risks Associated with the Consolidation

Reducing the number of issued and outstanding Common Shares through the Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares. However, the market price of the Common Shares will also be affected by the Company’s financial and operational results, its financial position, including its liquidity and capital resources, the development of its reserves and resources, industry conditions, the market’s perception of the Company’s business and other factors, which are unrelated to the number of Common Shares outstanding.

Should the Company fall below the Minimum Share Price Listing Standard, there can be no assurance that the market price of the Common Shares will increase following the implementation of the Consolidation to the extent sufficient to cure the Company’s non- compliance with the Minimum Share Price Listing Standard and avoid a delisting of the Common Shares from the NYSE American, or that the market price of the Common Shares will not decrease in the future and again result in non-compliance with the Minimum Share Price Listing Standard. There can also be no assurance that the implementation of the Consolidation will, in and of itself, guarantee the continued listing of the Common Shares on the NYSE American or that the Common Shares will not be delisted from the NYSE American because the Company fails to meet other NYSE American continued listing requirements.

The market price of the Common Shares immediately following the implementation of the Consolidation is expected to be approximately equal to the market price of the Common Shares prior to the implementation of the Consolidation multiplied by the Consolidation ratio, but there is no assurance that the anticipated market price immediately following the implementation of the Consolidation will be realized or, if realized, will be sustained or will increase. There is a risk that the total market capitalization of the Common Shares (the market price of the Common Shares multiplied by the number of Common Shares outstanding) after the implementation of the Consolidation may be lower than the total market capitalization of the Common Shares prior to the implementation of the Consolidation.

Although the Company believes that establishing a higher market price for the Common Shares could increase investment interest for the Common Shares in equity capital markets by potentially broadening the pool of investors that may consider investing in the Company, including investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price, there is no assurance that implementing the Consolidation will achieve this result.

If the Consolidation is implemented and the market price of the Common Shares (adjusted to reflect the Consolidation ratio) declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would have occurred if the Consolidation had not been implemented. Both the total market capitalization of the Company and the adjusted market price of the Common Shares following the Consolidation may be lower than they were before the Consolidation took effect. The reduced number of Common Shares that would be outstanding after the Consolidation is implemented could adversely affect the liquidity of the Common Shares.

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Management Information Circular

Certain Canadian Federal Income Tax Consequences of the Consolidation

The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder of Common Shares whose Common Shares are consolidated pursuant to the Consolidation and who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, holds its Common Shares as capital property and deals at arm’s length and is not affiliated with the Company (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided the Holder does not hold the Common Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Holders that might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have their Common Shares and all other “Canadian securities” (as defined in the Tax Act) owned in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) (the “Tax Proposals”) before the date hereof, and the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

The following portion of the summary does not apply to a Holder: (i) that is a “financial institution” for purposes of section 142.2 of the Tax Act; (ii) that is a “specified financial institution” as defined for purposes of the Tax Act; (iii) to which the “functional currency” reporting rules in section 261 of the Tax Act apply; (iv) an interest in which is a “tax shelter investment” for purposes of the Tax Act; (v) that is a Company that is, or becomes as part of a transaction or event or a series of transactions or events that includes the acquisition of the Common Shares, controlled by a non- resident Company for the purpose of the foreign affiliate dumping rules in section 212.3 of the Tax Act; (vi) that has entered into or will enter into, in respect of the Common Shares, a “synthetic disposition arrangement” or a “derivative forward agreement” for the purposes of the Tax Act; or (vii) that is a partnership. In addition, this summary does not discuss all of the tax considerations applicable to a Holder who acquired Common Shares pursuant to an employment compensation plan, such as the Omnibus Plan. Such Holders should consult their own tax advisors.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be expressed in Canadian dollars (including adjusted cost base, proceeds of disposition and dividends). For purposes of the Tax Act, amounts denominated in a foreign currency generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.

Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act, is or is deemed to be resident in Canada (a “Canadian Holder”). In general, a Canadian Holder should not realize a capital gain or a capital loss as a result of the Consolidation, and in general the aggregate adjusted cost base to a Canadian Holder of all its Common Shares should be the same after the Consolidation as it was before the Consolidation.

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Non-Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada (including as a consequence of an applicable income tax treaty or convention) and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary may apply to a non-resident insurer carrying on business in Canada and elsewhere.

In general, a Non-Resident Holder should not realize a capital gain or a capital loss as a result of the Consolidation. In general, the aggregate adjusted cost base to a Non-Resident Holder of all its Common Shares should be the same after the Consolidation as it was before the Consolidation.

Certain U.S. Federal Income Tax Consequences of the Consolidation

The following discussion is a general summary of certain material U.S. federal income tax consequences of the proposed Consolidation that may be relevant to U.S. Holders (as defined below) of Common Shares that hold such Common Shares as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This summary is included for general information purposes only. It does not discuss any state, local or non-U.S. income, U.S. federal estate or gift, U.S. federal alternative minimum, U.S. federal Medicare net investment income or any other tax consequences other than U.S. federal income tax consequences. This summary does not discuss tax reporting requirements. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof, all of which may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences that may differ from those discussed below. No assurances can be given that any changes in these laws or authorities will not affect the accuracy of the discussions set forth in this summary. This summary also does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis. The Company will not request any rulings from the Internal Revenue Service (the “IRS”) or legal opinion from legal counsel regarding the tax consequences described below. The IRS or a U.S. court might reach a contrary conclusion with respect to the issues addressed herein if the matter were contested.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to such U.S. Holders in light of their particular circumstances or to U.S. Holders that may be subject to special tax rules, including, without limitation: (i) banks, insurance companies or other financial institutions; (ii) tax-exempt organizations and governmental organizations; (iii) retirement plans, individual plans, individual retirement accounts and tax-deferred accounts; (iv) dealers in securities, currency or commodities; (v) regulated investment companies or real estate investment trusts and shareholders of such entities; (vi) partnerships (or other flow-through entities for U.S. federal income tax purposes) and their partners or members; (vii) S corporations and their shareholders; (viii) personal holding companies; (ix) traders in securities; (x) persons whose “functional currency” is not the U.S. dollar; (xi) persons holding Common Shares as a position in a hedging transaction, “straddle,” “conversion transaction,” “constructive sale,” “wash sale,” “synthetic security” or other integrated or risk reduction transaction; (xii) persons who acquire Common Shares in connection with employment or other performance of services; (xiii) persons subject to the alternative minimum tax; (xiv) U.S. expatriates and former long-term residents of the U.S.; (xv) shareholders holding 10% or more of the voting power or value of the Company; and (xvi) persons subject to special tax accounting rules. In addition, this summary does not address the tax consequences arising under the laws of any non-U.S. or U.S. state or local jurisdiction and U.S. federal tax consequences other than federal income taxation.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. This summary does not address the tax consequences to any such entity or arrangement or partner. Partners (or other owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own advisor regarding the U.S. federal income tax consequences arising from and relating to the Consolidation.

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EACH HOLDER OF COMMON SHARES SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE CONSOLIDATION TO SUCH HOLDER.

For purposes of the discussion below, a “U.S. Holder” is a beneficial owner (other than a partnership) of Common Shares that for U.S. federal income tax purposes is: (i) a citizen or individual resident of the United States; (ii) a corporation or an entity classified as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, the administration of which is subject to the primary supervision of a U.S. court and as to which one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or that has a valid election in effect to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder or is a partnership. This summary does not address the U.S. federal income tax consequences to Non-U.S. Holders arising from and relating to the Consolidation. Accordingly, a Non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the Consolidation.

The Consolidation

The Consolidation is intended to constitute a “recapitalization” for U.S. federal income tax purposes. Assuming such treatment is correct, a U.S. Holder generally should not recognize a gain or loss upon the Consolidation. A U.S. Holder’s aggregate tax basis in the Common Shares received pursuant to the Consolidation should equal the aggregate tax basis of the Common Shares surrendered, and such U.S. Holder’s holding period in the Common Shares received should include the holding period in the Common Shares surrendered. Treasury Regulations promulgated under the Code provide detailed rules for allocating the tax basis and holding period of the Common Shares surrendered to the Common Shares received pursuant to the Consolidation. U.S. Holders of Common Shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such Common Shares.

Alternative characterizations of the Consolidation are possible. For example, while the Consolidation, if implemented, is intended to be treated as a tax-free recapitalization under the Code, U.S. Holders whose fractional shares resulting from the Consolidation are rounded up to the nearest whole share may recognize gain for United States federal income tax purposes equal to the value of the additional fractional share. U.S. Holders should consult their own tax advisors regarding alternative characterizations and tax consequences of the Consolidation for United States federal income tax purposes.

The above summary of U.S. federal income tax consequences is for general information only and is not intended to constitute a complete analysis of all U.S. income tax consequences which could be relevant to U.S. Holders relating to the Consolidation. U.S. Holders should consult their own tax advisors as to the particular tax consequences to them of the Consolidation, including the applicability and effect of state, local, non-U.S. and other tax laws and possible changes in tax law.

Share Consolidation Resolution

At the Meeting, Shareholders will be asked to consider and, if thought advisable, approve, with or without variation, the Share Consolidation Resolution authorizing the Board to implement the Consolidation. The full text of the Share Consolidation Resolution is as follows:

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“BE IT RESOLVED that:

1.	the Company be hereby authorized to consolidate the issued and outstanding common shares (the “Common Shares”) in the capital of the Company (the “Consolidation”) on the basis of one (1) post-Consolidation Common Share for a number of pre-Consolidation Common Shares, to be determined by the Board of Directors of the Company (the “Board”), within a range of between two (2) and twenty (20) pre-Consolidation Common Shares (the “Consolidation Range”), such Consolidation to become effective at a date in the future to be determined by the Board in its sole discretion if and when the Board considers it to be in the best interests of the Company to implement the Consolidation, all as more fully described in the management information circular of the Company dated May 16, 2022 (the “Circular”), and subject to all necessary stock exchange approvals;
2.	notwithstanding the passing of this resolution by the shareholders of the Company (the “Shareholders”), the Board is hereby authorized and empowered to make a determination not to proceed with the Consolidation;
3.	the Consolidation will provide that no fractional Common Shares will be issued in connection with the Consolidation and the number of post-Consolidation Common Shares to be received by a Shareholder will be rounded up, in the case of a fractional interest that is 0.5 or greater, or rounded down, in the case of a fractional interest that is less than 0.5, to the nearest whole number of Common Shares that such Shareholder would otherwise be entitled to receive upon the implementation of the Consolidation;
4.	any director or officer of the Company be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Company to execute and deliver or cause to be executed and delivered Articles of Amendment of the Company to the Director under the Business Corporations Act (British Columbia) and to execute and deliver or cause to be executed and delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this resolution; and
5.	any one director or officer of the Company be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Company, to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

Recommendation of the Board

The Board has determined that approval of the Share Consolidation Resolution is in the best interests of the Company and its shareholders and recommends that Shareholders vote FOR the Share Consolidation Resolution. To be effective, the Share Consolidation Resolution must be approved by a simple majority of votes cast in person or by proxy at the Meeting. Unless instructed in the Proxy to the contrary, the persons named in the accompanying form of proxy intend to vote FOR the Share Consolidation Resolution.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

Corporate governance refers to the policies and structure of a company’s board of directors, whose members are elected by and are accountable to the shareholders of that company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to following sound corporate governance practices, as such practices are both in the interests of the Company and Shareholders and help to contribute to effective and efficient decision-making. In support of this objective, the Board has adopted corporate governance policies, including the following, which are available on the Company’s website at https://www.greatpanther.com/corporate/corporate-governance/:

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(a)	Code of Business Conduct and Ethics; and
(b)	Whistleblower Policy.

The following disclosure has been prepared under the direction of the NCGC and has been approved by the Board.

Board of Directors

Independence of the Board

The Board facilitates its exercise of independent supervision over management by ensuring representation on the Board by Directors who are independent of management. Directors are considered to be independent if they currently do not have, or within the three years prior to this Information Circular did not have, a direct or indirect material relationship with the Company and if they are considered independent under applicable Canadian and United States securities laws and the rules of the stock exchanges the Company’s Common Shares trade on.

A majority of the Directors are independent - six of the seven current Directors are independent, and six of the seven persons nominated as Directors at the Meeting are independent. Alan Hair, the Company’s interim CEO and Chair of the Board is the only Director or nominee for Director that is not currently independent. The independence of the nominees for Directors is outlined on the “Nominees for Election” section of this Information Circular.

Diversity and Gender Equality

On November 4, 2020, the Board adopted a diversity policy (“Diversity Policy”). The Diversity Policy is applicable to both directors and senior management appointments and recognizes that it is in the best interests of the Company and all of its stakeholders to have diversity in gender, age and ethnicity within our Board and management. The NCGC is responsible for making recommendations to the Board regarding any targets and timeframes for achieving representation of women on the Board and the P&CC responsible for making recommendations to the Board regarding any targets and timeframes for achieving representation of women in senior management positions. Although the NCGC and P&CC have not adopted formal targets regarding women or other diverse candidates for Director and management positions, the Company does actively take into account diversity matters in its Director and management nomination and appointment processes and advancement decisions. To ensure that the Diversity Policy is effectively implemented, the NCGC and the P&CC periodically assess its effectiveness, at least annually, and, if required, recommend changes.

The Board is committed to fostering a diverse work environment where: (a) individual differences and opinions are heard and respected; (b) employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and (c) inappropriate attitudes, behaviours, actions and stereotypes are not tolerated and will be addressed. The Board monitors the Company’s adherence to these principles.

The Company currently has three female Independent Directors. If all of the Director nominees recommended by management are elected at the Meeting, then three of the Company’s seven directors (43%) will be women.

The Company currently has a female CFO and three female Vice Presidents (of six Vice Presidents) representing the critical areas of Social Responsibility, People and Culture, and Investor Relations.

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Committee Composition

The current committees of the Board are:

(a)	Audit Committee;
(b)	P&CC;
(c)	NCGC;
(d)	SHESC; and
(e)	TOC.

Each of the committees of the Board consists solely of members who are Independent Directors.

Meeting Attendance Record

Directors are expected to attend all meetings of the Board and the committees of which they are members in person, to attend such meetings fully prepared, and to remain in attendance for the duration of the meeting. Attendance by telephone or video is acceptable in appropriate circumstances. The attendance of Directors at meetings of the Board and each committee during the year ended December 31, 2021, is detailed on the “Nominees for Election” section of this Information Circular. The Company is pleased to report 100% attendance by all Directors for all Board and committee meetings in 2021.

The Independent Directors hold regularly scheduled meetings which Non-Independent Directors and members of management may attend only by invitation, and such invitations may only be extended only for specific agenda items. The Board regularly holds in-camera meetings attended by the Independent Directors, in conjunction with Board meetings and each of its Committee meetings. On certain occasions, the President and CEO is invited to attend part of the in-camera meeting to discuss specific items or address questions that arise in the in-camera meetings. During the year ended December 31, 2021, the Independent Directors held 11 Board meetings and 11 in-camera meetings. In addition, five in-camera Audit Committee meetings were held during the year that were attended only by the Audit Committee members, other Independent Directors, as guests, and the Company’s auditors.

The Audit Committee meets as often as deemed necessary but will meet at least once quarterly per year in conjunction with the review and approval of annual and quarterly financial statements, management’s discussion and analysis of operating results, and related filings. The P&CC meets as often as deemed necessary but will meet at least three times per year. Other committees hold regular meetings throughout the year as required but will meet at least once annually.

Mandate and Charters

The Board has developed and approved a written mandate for the Board (“Board Mandate”) and formal charters for each committee of the Board. Copies of the Board Mandate and the charters of each committee can be found on the Company’s website at http://www.greatpanther.com/corporate/corporate-governance/. Summaries of the Board Mandate and the responsibilities of each Board Committee are set out below.

Mandate of the Board

The Directors are stewards of the Company, responsible for the overall management and direction of the Company. The Board has the responsibility to oversee the conduct of the Company’s business, to supervise management and to act with a view towards the best interests of the Company. The Board has adopted a Board Mandate, the principles of which define the parameters for the implementation and achievement of corporate goals and objectives. The Board Mandate requires compliance from each Director in letter and spirit. Each Director will execute his or her duties as a member of the Board in accordance with the terms contained in the Board Mandate. In discharging its Board Mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

Strategic planning, including:

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•	participation with management in the development and annual approval of a strategic plan that takes into consideration, among other things, the risks and opportunities of the business;
•	approval of annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;
•	directing management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;
•	approval of entry into, or withdrawal from, lines of business that are, or are likely to be, material to the Company; and
•	approval of material acquisitions and divestitures.

Financial and corporate matters, including:

•	taking reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;
•	approval of financings and the incurrence of material debt outside the ordinary course of business; and
•	approval of commencement or settlement of material litigation.

Business and risk management, including:

•	ensuring that management identifies the principal risks of the Company’s business and implements appropriate systems to manage the risks;
•	approval of any plans to hedge sales; and
•	evaluation of, and assessing, information provided by management and others about the effectiveness of risk management systems.

Policies and procedures, including:

•	approval of, and monitoring of compliance with, all significant policies and procedures that govern the Company’s operations;
•	approving and acting as guardian of the Company’s corporate values; and
•	directing management to ensure that the Company operates within applicable laws and regulations and to the highest ethical and moral standards.

Audit Committee Charter

The Audit Committee is responsible for overseeing the policies and practices relating to the quality and integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding corporate assets, reliability of the information, and compliance with policies and laws. The Audit Committee’s role is to support the Board in meeting its responsibilities to Shareholders, review and establish the independence of the external auditor, facilitate effective communication between management and the external auditor, provide a link between the external auditor and the Board, and increase the integrity and objectivity of financial reports and public disclosure. The full text of the Audit Committee Charter is available for viewing on the Company’s website at http://www.greatpanther.com/_resources/pdf/AC-Charter.pdf. During the year ended December 31, 2021, the Audit Committee met five times.

The Audit Committee is also responsible for considering any possible conflicts of interest between the Company and any director or officer of the Company and is required to approve any such related party transaction in advance.

The Audit Committee has full and unrestricted direct access to the external auditor and is responsible for approving the nomination and establishing the independence of the external auditor.

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P&CC Charter

The role of the P&CC includes evaluating the performance of the President and CEO and reviewing and approving the President and CEO’s evaluation of the Senior Management Team (“SMT”). The P&CC also assists the Board in its oversight role by approving all corporate goals and objectives, compensation, succession planning and development for the SMT and Directors, recommending compensation plans, including equity-based compensation plans to the Board. The full text of the P&CC Charter is available for viewing on the Company’s website at https://www.greatpanther.com/_resources/pdf/PCC-Charter.pdf. During the year ended December 31, 2021, the P&CC met three times.

NCGC Charter

The NCGC enhances the Company’s performance by developing and recommending governance principles and assisting the Company in discharging its corporate governance responsibilities under the applicable law. It also assesses and makes recommendations relating to the effectiveness and performance of the Board. This committee is responsible for establishing and leading the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for Directors. As part of its mandate, the NCGC, among other things, develops and reviews a long-term plan for Board composition, reviews the Board’s relationship with management to ensure the Board functions independently, develops criteria for Directors, recommends nominees for election as Directors and for appointment to committees, and reviews and monitors orientation and education of Directors. The full text of the NCGC Charter is available for viewing on the Company’s website at https://www.greatpanther.com/_resources/pdf/NCGC-Charter.pdf. During the year ended December 31, 2021, the NCGC met once.

SHESC Charter

The role of the SHESC is to assist the Board in its oversight responsibilities in respect of: (i) the health and safety of the Company’s employees and contractors at its mining operations and at its development and exploration project sites; (ii) ensuring the Company’s mining operations and development and exploration programs are conducted in an environmental and socially responsible manner through the application of prudent design and operating practices and the education and training of the employees and contractors who work on the Company’s projects; (iii) ensuring that the Company has good relations with the communities where the Company has its mining operations and conducts its development and exploration programs and operates in a socially responsible manner; (iv) monitoring the Company’s compliance with applicable laws governing the Company’s mining operations and development and exploration programs; (v) identifying the Company’s risk exposure as they relate to health and safety, environmental, community relations and sustainability matters; and (vi) providing reports on environmental, social and governance data to investors and other stakeholders. The full text of the SHESC Charter is available for viewing on the Company’s website at https://www.greatpanther.com/_resources/pdf/SHES-Charter.pdf. During the year ended December 31, 2021, the SHESC met four times.

TOC Charter

The role of the TOC is to assist the Board in its oversight responsibilities in respect of: (i) reviewing and monitoring the technical and operational aspects of mining operations, development and exploration programs; (ii) reviewing and monitoring technical studies and evaluations; (iii) management’s reporting of mineral reserve and mineral resource reporting; (iv) changes in laws and regulations as they may impact the Company’s mining operations and development and exploration program. It is the responsibility of the TOC to review and make recommendations with respect to management’s assessment and approach in relation to the Company’s operational and exploration performance, including the overall effectiveness and improvements of the mine plans, explorations programs and special projects and management’s assessment of the Company’s major operational risk exposure. The TOC is required to satisfy itself that the management of the Company monitors trends, and reviews current and emerging issues in the mining, processing and exploration fields and evaluates the impact, if any, on the Company. The full text of the TOC Charter is available for viewing on the Company’s website at https://www.greatpanther.com/_resources/pdf/TOC-Charter.pdf. During the year ended December 31, 2021, the TOC met five times.

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Position Descriptions

Written position descriptions have been developed for the President and CEO, the Chair of the Board, and the Chair of each committee of the Board. The position descriptions are further augmented by the experience of the President and CEO, Chair of the Board and respective Chairs of the Board committees, who have a thorough knowledge and understanding of the responsibilities associated with their respective roles.

Orientation and Continuing Education

The NCGC is responsible for establishing and monitoring the orientation and continuing education of Directors. When new Directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of Directors. Board meetings also include presentations by the Company’s management and employees to give the Directors additional insight into the Company’s business. While the Company does not have a formal continuing education program, in order to enable each Director to perform his or her duties better and to recognize and deal appropriately with issues that arise, the Company provides Directors with suggestions to undertake continuing director education, the cost of which is borne by the Company. All Board members have significant experience in the governance of public companies, which the Board believes ensures the effective operation and governance of the Board. Committee chairs may also coordinate education sessions on specific topics for their committee members.

In typical years, the Company also organize site visits for Directors, so they gain additional insights into various aspects of our business and our global operations. Site visits also give Directors an opportunity to meet directly with management and other employees in those areas or regions. Due to COVID-19 concerns and restrictions, all site visits were cancelled in 2021.

The following table provides details regarding each Director’s continuing education during the year ended December 31, 2021:

Director		Course / Event
Alan Hair, CEng MIMMM, ICD.D	■	Attended various online webinars and other online resources in operational and ESG areas
Trudy Curran	■	Attended various seminars and webinars throughout 2021 offered by ICD, law firms, accounting firms and regulators, among others, on Environmental, Social, Governance, Risk Management, Mining and Metals and Finance related topics
Joseph Gallucci, MBA, ICD.D	■	Institute of Corporate Directors, DEP program
	■	Institute of Corporate Directors, ICD.D
John Jennings, MBA, CFA	■	Attended various seminars and webinars throughout 2021 offered by ICD
	■	Completed Directors Educational Program - Module 1
Elise Rees, FCPA, FCA, ICD.D	■	Attended various courses and seminars offering by ICD including, among others, Reporting, Climate, ESG, Risk Management, Mining and Metals and Finance related topics
Kevin J. Ross, EUR ING., B.Sc. (Hon) Min Eng., MBA	■	None reported.
Dana Williams, B. Eng., MBA, CPA	■	Attended various online and webinars on the topic of mining operations, risk management and audit topics related to mining.

Acronyms used in this table:

ICD - Institute of Corporate Directors

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Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to its Directors, officers, and employees. The Code sets out expectations for the conduct of the Company’s business in accordance with all applicable laws, rules and regulations and the highest ethical standards. The Code is available on the Company’s website at http://www.greatpanther.com/_resources/pdf/code-of-business-conduct-ethics.pdf and under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. In addition, the Board has found that fiduciary duties placed on individual Directors by governing corporate legislation and the common law, and restrictions placed by applicable corporate legislation on an individual Director’s participation in decisions of the Board in which the Director has an interest, are sufficient to ensure the Board operates independently of management and in the best interests of the Company. The Code is reviewed annually for best practices. The Code was last amended on November 3, 2021.

The NCGC oversees compliance with the Code, and Ms. Williams, the Audit Committee Chair, who is an Independent Director, serves as the Business Ethics Officer responsible for ensuring adherence with the Code. While serving in this capacity, the Business Ethics Officer reports directly to the Board.

Training on the Code for Directors, officers and employees is conducted on an ongoing basis. To ensure familiarity with the Code, Directors, officers, and employees are required to read the Code and sign a compliance certificate annually.

The Code states that the Company’s Directors, officers, and employees should not be involved in any activity that creates or gives the appearance of a conflict of interest. Directors, officers, and employees must immediately notify the Business Ethics Officer of the existence of any actual or potential conflict of interest, which includes any interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement that the Director or Executive Officer should have in respect of the transaction or agreement. All Directors and Executive Officers are subject to the requirements of the BCA with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

A conflict of interest occurs when a Director, officer, or employee finds themselves in a position where their personal interests conflict with the interests of the Company or have an adverse effect on the Director’s, officer’s, or employee’s motivation or the proper performance of their job.

Directors, officers, and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or the Code to the Business Ethics Officer as soon as practicable upon becoming aware of the known or suspected violation. The Code provides that each Director, officer, and employee is personally responsible for, and has a duty to report violations or suspected violations of the Code to the Business Ethics Officer, and that no employee will be discriminated against for reporting what the employee reasonably believes to be a breach of the Code or any law or regulation. Additionally, Directors, officers, and employees may contact the Business Ethics Officer with a question or concern about this Code or business practice.

The Company has also adopted a whistleblower policy and reporting system (the “Whistleblower Policy”), which is available on the Company’s website at http://www.greatpanther.com/_resources/pdf/whistle-blower-policy.pdf. The Whistleblower Policy was last updated and approved on November 3, 2021 and complements the Code. The Code and Whistleblower Policy provide a mechanism for Directors, officers, employees and contractors of the Company and its subsidiaries, to report violations or concerns. The reporting person is encouraged to discuss concerns or violations to the Code directly with their supervisor, the Vice President, People and Culture or the Vice President Legal & Corporate Secretary. If for any reason, these channels are not appropriate, concerns can be reported through the alternative anonymous and confidential reporting system via the Internet, electronic email, telephone, or mail. The system will provide immediate notice to the Business Ethics Officer and the Chair of the Audit Committee. The Code requires any questions or reported violations to be addressed immediately and seriously and provides that reporting of suspected breaches can be made anonymously. Upon review and investigation of the reported matters, the Company may take corrective and disciplinary action, if appropriate.

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Nomination of Directors

The Board considers its size each year when it considers the number of Directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The NCGC is composed of Mr. Joseph Gallucci, who was appointed as Chair on June 24, 2020, Mr. Ross and Ms. Curran, all of whom are Independent Directors. The mandate of the NCGC includes identifying individuals qualified to be nominated for election as Directors of the Company or any of the Board’s committees. It also extends to evaluating the qualifications and independence of each member of the Board and its committees and recommending to the Board any appropriate changes in the composition of the Board and any of its committees.

The NCGC also considers the Company’s Diversity Policy and the objectives to ensure diversity at the Board level. Based on these considerations, the NCGC recommends the seven continuing Directors for election this year, three of whom are women. In fulfilling its mandate, the NCGC, among other things: identifies and evaluates individuals qualified to be nominated for election as Directors of the Company or any of the Board’s committees (the “Nominees”); reviews and develops the Board’s criteria for selecting Nominees, including consideration of the Company’s Diversity Policy and the representation of women and other diversity of the Board; selects, or recommends that the Board select, Nominees for election at the annual meeting of the Shareholders of the Company; evaluates any individuals nominated for election as Directors of the Company by the Shareholders of the Company; and retains a search firm to assist the NCGC in identifying, screening and attracting Nominees, if necessary.

Board Renewal

The Company does not have term limits for its Directors as the Board is of the view that term limits are arbitrary and can result in the removal or exclusion of valuable and experienced Directors solely because of length of service. For similar reasons, the Board considers the use of an age limitation for Directors is not appropriate nor in the best interests of the Company. The Board believes that arbitrary age or term limits can be detrimental to the Company by excluding experienced and valuable candidates with the accompanying loss of continuity and institutional knowledge. Such belief is consistent with the positions of a number of governance and advisory groups.

The decision to not have term limits and to eliminate the age limitation was based upon the Board’s belief that Directors should be assessed on their ability to make meaningful contributions. The Company undertakes regular and rigorous reviews of Board, Committee and Director performance and skills as part of evaluating the overall performance of the Board, Committees and the contributions made by each Director. The Company’s annual performance review and skills assessment is a more meaningful way to evaluate and assess Director performance, and a more effective way to maintain an appropriate balance between the benefits of new and diverse characteristics and perspectives and ensuring there is continuity of institutional and industry knowledge and experience. The Board has demonstrated the effectiveness of its approach.

Assessments and Performance Reviews

The Board monitors the adequacy of information given to Directors, communication between the Board and management, and the strategic direction and processes of the Board and its committees. The NCGC oversees an annual formal assessment of the Board, its committees, and the individual Directors, including an assessment of their own performance as Directors, corporate governance, and Board composition. Assessment results are compiled and reported to the Board chair and the chair of the NCGC. The NCGC reviews the results and provides a final report to the full board, which is used to address any areas for improvement and develop the board’s priorities for the following year. The Board chair also has one-on-one interviews with each director to receive any candid feedback on the performance of the board and committees for developing the board’s priorities for the following year. The Board chair then meets with the Board to discuss the recommendations and plan the implementation of the board’s priorities for the coming year. The Board is satisfied with the overall progress and corporate achievements of the Company and believes this reflects well on the Board and its practices.

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NYSE American Corporate Governance Requirements

In addition to the corporate governance requirements prescribed under applicable Canadian securities laws, rules and policies, the Company is also subject to corporate governance requirements prescribed by the listing standards of the NYSE American, and the rules and regulations promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002.

Section 110 of the NYSE American LLC Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

Section 123 of the NYSE American LLC Company Guide recommends that the quorum for meetings of Shareholders of a listed company be not less than 33-1/3% of the issued and outstanding shares entitled to vote at a meeting of Shareholders. Upon listing, the Company received an exemption from this listing standard. The Company’s quorum requirement is specified in its corporate charter as two persons who are, or who represent by proxy, shareholders of the Company.

Section 713 of the NYSE American LLC Company Guide requires that the Company obtain the approval of its Shareholders for share issuances equal to 20% or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings and there is no equivalent requirement under British Columbia law. However, under TSX rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer, during any six-month period, and has not been negotiated at arm’s length. Shareholder approval is also required, pursuant to TSX rules, in the case of private placements: (a) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the Company which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (b) that during any six-month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the Company that are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period. The rules of the TSX also require shareholder approval in connection with an acquisition by the Company where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer that are outstanding, on a non-diluted basis. The Company intends to seek a waiver from NYSE American’s section 713 requirements should a dilutive private placement financing trigger the NYSE American Shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or TSX rules.

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE American. In addition to having a separate Audit Committee, the Company’s Board has established a separately designated (i) P&CC that materially meets the requirements for a compensation committee under Section 805 of the NYSE American LLC Company Guide, as currently in force, and (ii) a NCGC that materially meets the requirements for a nominating committee under Section 804 of the NYSE American LLC Company Guide. Each of the P&CC and the NCGC is comprised of directors who meet independence requirements under NI 52-110 and the NYSE American LLC Company Guide.

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AUDIT COMMITTEE

In addition to the disclosure under “Statement of Corporate Governance Practices - Mandates and Charters - Audit Committee Charter”, information about the Audit Committee, as well as a copy of its Charter, are included in the Annual Information Form (the “AIF”) that was filed under the Company’s profile on SEDAR at www.sedar.com on March 3, 2022, under the heading “Audit Committee Information”. A copy of the AIF is available upon request from the Company’s Investor Relations Department at Suite 1330, 200 Granville Street, Vancouver, British Columbia, telephone number: 1 888 355 1766 (Canada/USA Toll-Free) or +1 604 608 1766 (International Toll), or email: info@greatpanther.com, free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of the AIF.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

This section provides information on our executive compensation program for 2021. For 2021, the Named Executive Officers, as defined in NI 51-102 of the Company were as follows:

Name	Title	Notes
Robert Henderson	President and Chief Executive Officer (“Former CEO”)	Mr. Henderson was CEO until February 24, 2022.
Jim A. Zadra	Chief Financial Officer (“Former CFO”)	Mr. Zadra was CFO until March 15, 2021.
Sandra daycock	Chief Financial Officer (“CFO”)	Ms. Daycock was appointed CFO effective June 1, 2021.
Neil Hepworth	Chief Operating Officer (“Former COO”)	Mr. Hepworth retired on June 30, 2021.
Fernando Cornejo	Chief Operating Officer (“COO”)	Mr. Cornejo was appointed COO effective July 1, 2021.
Brian Peer	Former Vice President (“VP”), Operations, Mexico and Peru	Mr. Peer resigned on October 25, 2021.
Nicholas Winer	VP, Exploration	Mr. Winer joined the Company on May 18, 2020.
Shawn Turkington	VP, Finance	Mr. Turkington joined the Company on February 10, 2020.

We refer to the Company’s Named Executive Officers as the “NEOs” in this Circular. Reference in this Information Circular to “SMT” include the Former CEO, Former CFO, CFO, Former COO, COO and each of the current and former Vice-Presidents of the Company.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of the Key Element of Executive Compensation

Below are some of the key elements of the Company’s executive compensation plan that are in place to ensure good governance:

Pay for performance - ~64% of CEO Total Direct Compensation (as defined in the graphic below) is variable and at-risk through the annual incentive and share based grants. The average percentage of Total Direct Compensation for the other NEOs is ~55%.

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Relevant performance metrics - The performance metrics and expected performance levels for the short-term incentive plan are reviewed by the P&CC and approved by the Board on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the business and tie payouts to positive performance for Shareholders.

Annual review of peer group - The P&CC annually reviews the applicability of the compensation peer group for NEOs and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Company’s operations.

Cap on short-term incentive payouts - Payouts under the short-term incentive plan are capped for each of the NEOs at 150% of Target.

Threshold performance expectations before incentive payouts are made - Threshold performance expectations, including safety targets, are set to make sure that a minimum level of performance is achieved against short-term incentive performance metrics before payouts can be made for that metric. Share option grants, due to the requirement for Great Panther’s share price to exceed the exercise price on grant date for value to be earned upon exercise, also act as a minimum performance expectation in the long run.

Modest benefits and perquisites - Benefits and perquisites are set at competitive levels but represent a small part of total NEO compensation.

Review of compensation risk - The P&CC monitors the risk inherent within its compensation plan to ensure the plan does not encourage excessive risk-taking. To the date of this Information Circular, the Company has not identified any risks arising from the Company’s policies and practices that are reasonably likely to have a material adverse effect on the Company.

Employment agreements - The Company has employment agreements with all NEOs to protect proprietary knowledge obtained while at Great Panther. Under the terms of each NEO’s employment agreement, each NEO has made commitments in favour of the Company including non-solicitation and non-disclosure covenants and minimum notice periods in the event of the executive’s resignation. Termination benefits for each NEO are summarized under the heading “Termination and Change in Control Provisions”.

Independent advice - The P&CC has engaged an independent advisor, Global Governance Advisors (“GGA”), to advise it on compensation and governance matters.

No share option repricing - Options are not allowed to be repriced under the Company’s option and long-term incentive plans (described below under the heading “Long-Term Incentive Plans” and summarized in Appendix “A” of this Information Circular).

No excessive severance obligations - NEO severance obligations are capped at no higher than 24 months.

No hedging of share-based compensation - The Company has a policy restricting employees, officers and Directors from purchasing financial instruments to hedge or offset a decrease in the market value of share options or any other share-based compensation.

Share ownership requirements - With effect as of June 30, 2019, and codified in writing on November 4, 2020, the Company adopted a share ownership policy (the “Share Ownership Policy”) that requires SMTs to own a minimum value of Common Shares of the Company to encourage them to consider long-term performance and multi-year goals in decision-making (described below under the heading “Share Ownership Requirements”).

Key Executive Compensation Principles

The Company’s CEO, CFO and COO, together with the assistance of the Vice President, People and Culture, participate in executive compensation decisions by making recommendations to the P&CC regarding: (a) SMT base salary, annual short-term and long-term incentive awards; (b) annual and long-term quantitative and qualitative goals and objectives for the SMT; and (c) recommendations to amend short-term and long-term incentive plans, as necessary.

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The P&CC reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board.

The following executive compensation principles guide the P&CC in fulfilling its roles and responsibilities in the design and ongoing administration of the Company’s executive compensation plan:

•	Compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of qualified and experienced executives while being fair and reasonable to Shareholders;
•	Compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives (both annual and long-term) in its incentive plans and by emphasizing incentives in the total compensation mix;
•	Compensation should reinforce the Company’s commitment to health, safety, and the environment, ensuring safe working conditions for all employees and contractors in a manner that respects the physical environment;
•	Incentive compensation should account for the Company’s commodity-based cyclical business environment in which metal price and currency exchange rate volatility can have a significant impact on financial and some operating metrics. Incentive compensation plans should not be designed to derive benefit from unexpected fluctuations in metal prices and/or currency exchange rates and instead focus on operational and financial performance measures that are more independent of the effect of unforeseen movements in metal prices and currency exchange rates; and
•	Compensation plans should align executives’ long-term financial interests with those of Shareholders by providing equity-based incentives.

The Company’s executive compensation plan is designed to encourage, compensate, and reward executives on the basis of individual and corporate performance, both in the short- and long-term. NEO compensation includes base salary and benefits, payments under the Company’s Short-term Incentive Plan (the “STIP”) and awards under the Company’s Long-term Incentive Plan (the “LTIP”), which provides for share options, RSUs and PSUs. However, the NEOs and each of the other members of the SMT have a higher portion of their compensation composed of variable incentives tied to corporate performance (STIP and LTIP). Salaries are a base level of compensation designed to attract and retain executives and employees with the appropriate skills and experience. STIP payments are designed to reward for the achievement of short-term corporate objectives (generally one year) and individual contribution towards achieving those objectives, while LTIP awards are designed to provide incentives to increase Shareholder value over the longer-term and thereby better align executive compensation with the interests of Shareholders.

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Each element of executive compensation is carefully considered by the P&CC to ensure that there is the right mix of short-term and long-term incentives for the purposes of achieving the Company’s goals and objectives.

To emphasize a pay-for-performance philosophy at Great Panther, Total Direct Compensation is heavily weighted towards “at risk” compensation in the form of the STIP and LTIP awards. As shown below, a significant portion of the CEO’s and NEO’s Target Total Direct Compensation, approximately 64% and 55%, respectively, is at risk and tied to annual and long-term performance.

Notes:

(1)	The NEO target compensation mix graph does not include the CEO target compensation mix.
(2)	CEO Target Compensation Mix: Base Salary - 35.7%; STIP - 28.6%; and LTIP - 35.7%.
(3)	NEO Target Compensation Mix: Base Salary - 45.2%; STIP - 21.4%; and LTIP - 33.4%.

During the year ended December 31, 2021, the P&CC retained GGA to provide independent compensation and governance advice to the P&CC and to the Board. The next review will be completed in 2023.

GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance. GGA was retained to review the compensation and governance for the Company’s executives and Directors, which may include, in any particular year, the evaluation of:

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•	the Company’s overall executive and Director compensation philosophy, objectives and approach;
•	the competitiveness of executive and Director compensation levels - including benefits and perquisites;
•	the appropriateness of the Company’s short- and long-term incentive plans;
•	executive and Director succession planning;
•	required public disclosure as it relates to executive and Director compensation; and
•	any other compensation and governance requests made by the P&CC.

During the year ended December 31, 2021, GGA was engaged by the P&CC to review the Company’s 2020 management information circular, in particular, the Compensation Discussion and Analysis and compensation disclosure for the year ended December 31, 2020 and to provide independent compensation and governance advisory services to the P&CC, including a review of the competitiveness of the executive compensation levels for nine (9) senior executive positions and Board of Directors. A comprehensive review of executive compensation practice was conducted, which included a peer company analysis, evaluation of Total Direct Compensation (base plus short-term incentive and long-term incentive) levels and high-level analysis short and long-term incentive design practices as well as severance practices relative to the competitive market.

The table below outlines the fees paid for GGA’s services in 2021 and 2020, respectively.

Year	Executive Compensation Related Fees ($)	All Other Fees ($)(1)
2021	52,200	Nil
2020	Nil	22,658

Notes:

(1)	All other fees were paid to GGA in 2020.

The P&CC reviews all fees and the terms of consulting services provided by its independent compensation consultant.

Based on this review, the Company has maintained the following general principles in determining its executive and Director total compensation plans for the year ended December 31, 2021:

Annual Compensation Review Process

The P&CC follows an annual compensation review process, working in collaboration with an independent compensation advisor. Generally, the compensation advisor is engaged in a more detailed scope review in alternate years. The process includes the following key steps:

1.	Review and validate the compensation philosophy;
2.	Review and validate the peer group;
3.	Detailed executive compensation review;
4.	Detailed review of performance metrics and determination of incentive awards; and
5.	Establish performance metrics for following financial year.

Peer Group

The Company uses the following criteria when determining appropriate comparators for compensation benchmarking purposes:

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•	Companies of a similar size to Great Panther, primarily from a market capitalization perspective, but also taking into account other factors such as total assets, total revenue, as well as gold and silver production;
•	Companies with operations in similar geographical locations (i.e., South America/Mexico) to account for geographic risk;
•	Companies with a similar business strategy and scope of operations as Great Panther;
•	Companies in a similar stage of growth and development as Great Panther; and
•	Publicly trading companies on major Canadian stock exchanges.

The peer group defines the competitive market, which Great Panther uses to guide executive compensation design and pay levels.

In 2021, GGA assisted Great Panther with updating its custom peer group based on the criteria listed above. In 2022, the Company’s peer group was adjusted to reflect acquisitions completed in 2021 and to remove companies who had increased in size. Specifically, Equinox Gold Corporation, First Majestic Silver Corporation and SSR Mining Inc. were each removed because of their market capitalization in comparison to the Company. Trevali Mining Corporation was removed as it is primarily producing zinc and has operations outside of the Americas and Premier Gold Mines Ltd was removed as a result of its acquisition by Equinox Gold Corporation. Aura Minerals Inc., Calibre Mining Corporation and Jaguar Mining Inc. were added to the peer group as these companies generally meet the criteria from a size, geographic and operational perspective. The Company’s current peer group is shown below:

2021 Peer Group for Great Panther Mining Limited
Americas Gold and Silver Corporation	Fortuna Silver Mines Inc.	McEwan Mining Inc.
Argonaut Gold Inc.	Gold Resources Corporation	Sierra Metals Inc.
Aura Minerals Inc.	Gran Colombia Corporation	Silvercorp Metals Inc.
Calibre Mining Corporation	Jaguar Mining Inc.	Wesdome Gold Mines Ltd.
Endeavour Silver Corporation	Mandalay Resources Corporation

In addition to the custom peer group, for additional context, the Company evaluates global mining industry data from GGA’s Global Mining compensation database.

Base Salary

Base salary is intended to remunerate the executive for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salary of each executive is recommended by the CEO and approved by the Board based on an assessment by the P&CC of his or her sustained performance and consideration of competitive compensation levels for the markets in which the Company operates. In making its recommendations to the Board, the P&CC also considers the particular skills and experience of the individual. A final determination on base salary, is made by the Board, in its sole discretion, based on the recommendations of the P&CC and its knowledge of the industry and geographic markets in which the Company operates. While the CEO may make a recommendation regarding annual base salaries, the P&CC and the Board make the final determination.

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NEO	Base Salary Paid During 2021 ($)
Robert Henderson (Former CEO) (1)	465,000
Jim A. Zadra (Former CFO) (2)	68,750
Sandra Daycock (CFO) (3)	216,477
Fernando Cornejo (COO) (4)	335,000
Nicholas Winer, VP Exploration	280,000
Shawn Turkington, VP Finance	230,000
Neil Hepworth (Former COO) (5)	195,000
Brian Peer, Former VP, operations, mexico and peru (6)	343,380

Notes:

(1)	Mr. Henderson, the Company’s former CEO, left the Company effective February 24, 2022.
(2)	Mr. Zadra, the Company’s former CFO, left the Company effective March 15, 2021 and his annual salary effective January 1, 2021 was $330,000.
(3)	Ms. Daycock joined the Company on March 8, 2021 and was promoted to CFO effective June 1, 2021. As at December 31, 2021, Ms. Daycock’s annual base salary was $300,000.
(4)	Mr. Cornejo was promoted to COO, effective July 1, 2021 with a base salary of $350,000.
(5)	Mr. Hepworth, the Company’s former COO, left the Company effective June 30, 2021. His base salary for 2021 was $390,000.
(6)	Mr. Peer, the Company’s former VP, Operations - Peru & Mexico, left the Company effective October 25, 2021. Mr. Peer’s base salary for 2021 was US$265,000.

Short-term Incentive Plan for 2021

The Company’s STIP is designed to reward management for achieving certain strategic objectives and milestones. The Board evaluates executive incentive compensation based on the Company meeting those strategic objectives and milestones. STIP payments, if awarded, recognize contributions to achieving the Company’s goals. STIP payments are reviewed and approved by the P&CC to ensure that such remuneration is appropriate, equitable and commensurate with the Company’s performance and achievement of goals and objectives. Notwithstanding any objectives and targets, the Board retains ultimate discretion for any awards under the STIP.

The STIP determines annual incentive compensation with specific objectives recommended by the P&CC and approved by the Board. Under the STIP, employees of the Company are grouped into different categories, each with a different target award opportunity and percentage allocation of corporate versus individual goals. Incentive compensation for the employees is directly tied to the achievement of corporate objectives, as well as the achievement of personal goals and objectives. The purpose of the STIP is to align individual contributions with corporate objectives, incentivize the achievement of key objectives that are most highly valued, and reward senior management for achieving objectives commensurate with the business and operational success of the Company. During the year ended December 31, 2021, the P&CC recommended and the Board approved the STIP corporate objectives. In the first quarter of 2022, the P&CC also reviewed and evaluated the achievement of these objectives and recommended the approval of the evaluations to the Board.

STIP payments to the NEOs are based on a formula considering corporate objectives and individual objectives, with weighting between corporate objectives and personal objectives...

The individual objectives are both quantitative and qualitative in nature and support the achievement of overall corporate objectives.

The following table provides the mix of Corporate and individual objectives used in the STIP payment determination, and the target award and ranges.

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NEO	Former CEO (Henderson)	CFO (Daycock)	COO (Cornejo)	VP, Exploration (Winer)	VP, Finance (Turkington)
Target STIP (% of Base Salary)	80%	50%	50%	45%	35%
STIP Award Range (% of Salary)	0-120%	0-75%	0-75%	0-67.5%	0-52.5%
Weighting of Corporate Objectives	80%	70%	70%	60%	50%
Weighting of Individual Objectives	20%	30%	30%	40%	50%

The achievement of corporate objectives may range from 0% to 150% for each of the NEOs depending on the specific goals and actual performance relative to the target. At the same time, the P&CC may also include bonus achievement rewards relative to unforeseen matters or particular accomplishments.

The following table describes the corporate objectives for the purposes of the 2021 STIP, as well as the final evaluation of the achievement of each corporate objective.

Corporate Objectives 2021
Performance Measure		Weight	2021 Performance Range			ACTUAL RESULT
			THRESHOLD 50%	TARGET 100%	STRETCH 150%
CORPORATE RESPONSIBILITY 35%
Health and Safety	Brazil	10%	2 LTIs per year	1 LTIs per year	0 LTIs per year	%	10
	Mexico & Peru	10%	10 LTIs per year	7 LTIs per year	5 LTIs per year	%	10
People		6%	Reduce turnover rate as reported in Sustainability report by 5%	Reduce turnover rate as reported in Sustainability report by 10%	Retain employees and have documented development plans for high performing employees	%	6
Environmental, Social, Governance	Environmental	3%	No Significant environmental incidents			%	0
	Social	3%	No significant disputes relating to land use and the customary rights of local communities			%	3
	Governance	3%	Improve ISS score on Corporate Governance by passing the following policies: Diversity, Human Rights, and Anti Corruption			%	3
		If a safety or environment accident occurs and causes a fatality, regulatory, legal or social damage to the Company, the result of safety or environment component will be set as zero
OPERATING 30%
	Au Eq oz	15%	>= 135,000	142,500	>= 146,700%		0
	AISC	15%	>= $1,450	$1,400	>= $1,350%		0
GROWTH 20%
Corporate Development		5%	Successful progress on strategic M&A transactions			%	0
Internal Growth Projects		5%		Target # of studies complete		%	2.5
Replace Reserves and Resources		10%		replace resources		%	10
COMPANY PERFORMANCE 15%
Total Operating Cashflow		10%	$35.0 M	$44.2 M	$53.0 M	%	0
Net working capital (Avg of Mar 31, Jun 30, Sep 30 and Dec 31)		5%	$26.0 M	$31.1 M	$36.0 M	%	0
		100%	Corporate Result Approved by Board			%	44.5
Definitions:
Significant environmental incidents
A significant environmental incident is an incident that is included in the Company’s financial statements, for example due to resulting liabilities, or is recorded and reported to local authorities as a significant environmental incident by the Company.
Significant disputes relating to land use and the customary rights of local communities
A significant dispute is one which would result in blockades, protests, arrests, and/or human rights allegations

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The P&CC also assesses the individual performance of each member of the SMT and reviews STIP and LTIP awards of all NEOs. The STIP award levels for 2021 also included individual key objectives related to each SMT member. Personal objectives for 2021 included, but were not limited to:

•	development and execution of a strategic plan;
•	corporate development and advancement of growth objectives;
•	leadership development, succession planning and retention;
•	leadership, tone from the top, effective management and execution of incentive programs;
•	individual objectives for upholding safety standards and setting appropriate culture and accountability for safety as well as safety reporting and performance;
•	achievement of operational targets;
•	environmental performance;
•	employee engagement and satisfaction;
•	investor relations and shareholder engagement; and,
•	quality and timeliness of information materials for the Board.
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The NEOs achieved the following overall (reflecting both the level of achievement on corporate objectives, and individual objectives) STIP awards:

NEO(3)	Target STIP (% of Base Salary)	STIP (% of Target)	Actual STIP (% of Base Salary)	Actual STIP ($)
Robert Henderson (Former CEO)	80%	55%	44%	206,100
Sandra Daycock (1)	50% / 35%	111%	51%	110,170
Fernando Cornejo (2)	50% / 45%	80%	38%	127,482
Nicholas Winer	45%	71%	32%	89,964
Shawn Turkington	35%	92%	32%	74,411

Notes:

(1)	Ms. Daycock joined the Company March 8, 2021 in the role of VP, Finance & Treasury which had a target STIP% of 35%. Effective June 1, 2021 she was promoted to CFO with a target STIP% of 50%.
(2)	Mr. Cornejo was VP Operations - Brazil with a target STIP % of 45% until June 30, 2021 and was promoted to COO effective July 1, 2021 with a target STIP% of 50%.
(3)	Mr. Zadra, Mr. Hepworth and Mr. Peer, the remaining NEOs, were not employed by the Company at the date of STIP payout and accordingly, were not eligible and did not receive STIP for 2021.

Long-term Incentive Plan

The Company’s LTIP is governed by the Omnibus Incentive Plan, which was approved by the Shareholders on June 8, 2017, and amended and restated and approved by Shareholders on June 24, 2020 (the “Omnibus Plan”). The incentive plan regime of the Company is solely pursuant to the Omnibus Plan.

The LTIP component of compensation is intended to align the interest of the executive with those of the Shareholders by tying compensation to key performance metrics and to assist in the retention of talented executives through long-term vesting schedules. The P&CC reviews the CEO’s recommendations in respect of LTIP awards and makes its own recommendations to the Board. LTIP awards are awarded according to the specific level of responsibility of the particular executive.

LTIP consisted of options, RSUs and PSUs. The number of outstanding options, RSUs and PSUs is also considered by the P&CC when determining the number of options, RSUs and PSUs to be granted and awarded in any particular year. LTIP is awarded annually in the first quarter of the year.

The key mechanics of option, RSU and PSU awards are detailed in the table below:

Type of Long-Term Incentive	Period	Typical Vesting Schedule
Stock Options	5 years	Vest in 1/3 increments over 3 years
Restricted Share Units (RSUs)	3 years	Vest in 1/3 increments over 3 years
Performance Share Units (PSUs)	3 years	Vest at the end of 3 years based on certain Performance Criteria

LTIP is granted to NEOs using the following targets as at December 31, 2021 as a percentage of base salary, with one-third weighting in each of options, RSUs and PSUs being granted:

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NEO	Target LTIP (% of Base Salary)
CEO	100
CFO	90
COO	90
VP, Exploration	60
VP, Finance	50

Details of the options granted to NEOs during the year ended December 31, 2021, are provided in the table below:

NEO	Grant Date	Number options granted (#)	Exercise Price ($)	Grant Date Fair Value of options ($)(4)	Expiration Date (5)
Robert Henderson (Former CEO) (1)	March 19, 2021	310,000	0.49	155,000	March 19, 2026
Jim A. Zadra (Former CFO)	-	-	-	-	-
Sandra Daycock (CFO)	March 19, 2021	61,333	0.49	30,677	March 19, 2026
Neil Hepworth (Former COO) (2)	March 19, 2021	234,000	0.49	117,000	March 19, 2026
Fernando Cornejo (COO)	March 19, 2021	128,000	0.49	64,000	March 19, 2026
Brian Peer (Former VP, operations, Mexico and Peru) (3)	March 19, 2021	132,054	0.49	66,027	March 19, 2026
Nicholas Winer (VP, Exploration)	January 18, 2021	65,795	0.46	32,240	January 18, 2026
	March 19, 2021	112,000	0.49	56,000	March 19, 2026
Shawn Turkington (VP, Finance)	January 18, 2021	52,067	0.46	25,513	January 18, 2026
	March 19, 2021	61,333	0.49	30,667	March 19, 2026

Notes:

(1)	Mr. Henderson’s employment with the Company ended effective February 24, 2022 and any outstanding share-based compensation expired in accordance with the terms of the Omnibus Plan.
(2)	Mr. Hepworth’s employment with the Company ended effective June 30, 2021 and any outstanding share-based compensation expired in accordance with the terms of the Ombnibus Plan.
(3)	Mr. Peer’s employment with the Company ended effective October 25, 2021 and all outstanding share-based compensation expired in accordance with the terms of the Omnibus Plan.
(4)	Options granted in 2021 vest 1/3 one year from the initial grant date and an additional 1/3rd in each of the following 12-month periods.
(5)	Option-based awards are valued using the Black-Scholes option pricing model, consistent with the assumptions used to calculate the accounting fair value, with the exception that the exercise price used in determination of the award is based on a 10-day VWAP prior to the date of grant compared with previous day closing price used for calculating the accounting fair value. The fair values presented in the table above were determined for the January 18, 2021 grant using the following assumptions: exercise price $1.10; risk-free rate 0.24%; volatility estimate of 66.81%; expected life of 3.32 years; dividend rate of nil and the March 19, 2021 grants were valued using the following assumptions: exercise price of $1.04; risk-free rate 0.61%; volatility estimate of 70.31%; expected life of 3.24 years; dividend rate of nil. The accounting fair value for options granted in 2021 is: Robert Henderson - $152,860; Sandra Daycock - $30,243; Fernando Cornejo - $63,116; Nicholas Winer - $85,622; Shawn Turkington - $54,297; Neil Hepworth - $115,384; and Brian Peer - $65,115.

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Details of the RSUs awarded to NEOs during the year ended December 31, 2021, are provided in the table below:

NEO	Award Date	Number of RSUs/DSUs Awarded (#) (4)	Market Value of Securities Underlying RSUs on the Date of Grant ($) (5)	Fair Value of RSUs Awarded ($)
Robert Henderson (Former CEO) (1)	March 19, 2021	149,038	1.04	155,000
Jim A. Zadra (Former CFO)	-	-	-	-
Sandra Daycock (CFO)	March 19, 2021	29,487	1.04	30,667
Neil Hepworth (Former COO) (2)	March 19, 2021	112,500	1.04	117,000
Fernando Cornejo (COO)	March 19, 2021	61,538	1.04	64,000
Brian Peer (Former VP, operations, Mexico and Peru) (3)	March 19, 2021	63,487	1.04	66,027
Nicholas Winer (VP, Exploration)	January 18, 2021	29,309	1.10	32,240
	March 19, 2021	53,846	1.04	56,000
Shawn Turkington (VP, Finance)	January 18, 2021	23,193	1.10	25,512
	March 19, 2021	29,487	1.04	30,667

Notes:

(1)	Mr. Henderson’s employment with the Company ended effective February 24, 2022 and his unvested RSUs were forfeited.
(2)	Mr. Hepworth’s employment with the Company ended effective June 30, 2021 and his unvested RSUs were forfeited.
(3)	Mr. Peer’s employment with the Company ended effective October 25, 2021 and his unvested RSUs were forfeited.
(4)	RSUs granted in 2021 vest 1/3 one year from the initial grant date and an additional 1/3rd in each of the following 12-month periods.
(5)	RSUs are valued using the 10-day VWAP prior to the date of grant compared with the previous day closing price used for calculating the accounting fair value. The fair value of RSUs awarded in the above table for the March 19, 2021 grant is equivalent to the accounting fair value as the 10-day volume weighted average price was the same as the closing price on March 18, 2021, the day before the grant. For the January 18, 2021 grant the 10-day VWAP of $1.10 per share compares to a price of $1.01 used for accounting purposes.

Details of the PSUs awarded to NEOs during the year ended December 31, 2021, are provided in the table below:

NEO	Award Date	Number of PSUs Awarded (#) (4)	Market Value of Securities Underlying PSUs on the Date of Grant ($) (5)	Fair Value of PSU Awarded ($)
Robert Henderson (Former CEO) (1)	March 19, 2021	149,038	1.04	155,000
Jim A. Zadra (Former CFO)	-	-	-	-
Sandra Daycock (CFO)	March 19, 2021	29,487	1.04	30,667
Neil Hepworth (former COO) (2)	March 19, 2021	112,500	1.04	117,000
Fernando Cornejo (COO)	March 19, 2021	61,538	1.04	64,000
Brian Peer (Former VP, operations, Mexico and Peru) (3)	March 19, 2021	63,487	1.04	66,027

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NEO	Award Date	Number of PSUs Awarded (#) (4)	Market Value of Securities Underlying PSUs on the Date of Grant ($) (5)	Fair Value of PSU Awarded ($)
Nicholas Winer (VP, Exploration)	March 19, 2021	53,846	1.04	56,000
Shawn Turkington (VP, Finance)	March 19, 2021	29,487	1.04	30,667

Notes:

(1)	Mr. Henderson’s employment with the Company ended effective February 24, 2022 and his unvested PSUs were forfeited.
(2)	Mr. Hepworth’s employment with the Company ended effective June 30, 2021 and his unvested PSUs were forfeited.
(3)	Mr. Peer’s employment with the Company ended effective October 25, 2021 and his unvested PSUs were forfeited.
(4)	PSUs granted in 2021 vest 1/3 one year from the initial grant date and an additional 1/3rd in each of the following 12-month periods.
(5)	PSUs are valued using the 10-day VWAP prior to the date of grant assuming that 100% of the PSUs ultimately vest (PSUs vest based on the achievement of certain performance measures such that up to 200% of the units will vest as low as no units vesting). This differs from the accounting fair value which is calculated using a Monte Carlo valuation model at the date of grant. The fair value for accounting purposes for the March 19, 2021 grant of PSUs was $1.31 per PSU.

PSUs awarded in 2021 have the following relative performance expectations and associated performance multipliers at the end of the performance period:

Performance Measures and Weighting

Performance Measure	Weighting
Shareholder return relative to Peer Group	100%

Scoring of Performance Measures

Shareholder return relative to Peer Group

PSUs awarded in 2021 have the following relative performance expectations and associated performance multipliers at the end of the performance period based on Shareholder return relative to Peer Group.

Performance Level	Multiplier
> P50 - P90+	101% - 200%
= P50	100%
> P25 but < P50	51% - 99%
< P25	0

Baseline of Peer Group and GPR 20-day VWAP of closing share prices prior to March 18, 2021. Comparison will be 20-day VWAP immediately before vesting of PSUs.

Benefits and Perquisites

The primary purpose of providing benefits and limited perquisites to the Company’s executives is to attract and retain the talent to manage the Company. The Company intends that the type and value of benefits and perquisites offered are to be competitive with market practices. The primary benefits for the Company’s executives include participation in the Company’s broad-based plans: health and dental coverage, various company-paid insurance plans, including disability and life insurance, supplemental benefits allowance, and retirement savings plan benefits. The supplemental benefits allowance reimburses employees, up to a maximum, for public transportation to and from work, parking (with applicable limits), gym memberships or other fitness activities, education or personal development not provided or paid for by the Company, and business club memberships for executives (only reimbursable at 50% and subject to a maximum). In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides Shareholder value. In addition, perquisites that promote the efficient performance of the Company’s executives are also considered. The limited perquisites the Company provides its executives may include a cellular telephone and commuting expenses.

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Share ownership requirements

The Company’s Share Ownership Policy requires SMTs to own a minimum value of Common Shares of the Company to encourage them to consider long-term performance and multi-year goals in decision-making. The guidelines for SMT share ownership levels (the “Ownership Requirements”) are as follows:

•	CEO - value equal to three times current annual base salary
•	CFO and COO - value equal to two times current annual base salary
•	All VPs - value equal to one times current annual base salary

To calculate the value of the share ownership (“Value Owned”) for the SMTs, as applicable, the Company utilizes the higher of the cost or market value, including direct share ownership, in-the-money options and RSUs (including RSUs with performance criteria - PSUs).

The Value Owned is required to meet the Ownership Requirement by June 30, 2024 for SMTs of the Company who were employed by the Company on June 30, 2019, and for SMTs of the Company hired or appointed subsequent to June 30, 2019, within five years of the earlier of their commencement of employment or appointment, as applicable.

The table below shows the progress towards meeting the Ownership Requirements of each of the NEOs subject to the Share Ownership Policy as at December 31, 2021:

NEO	Base Salary ($)	Ownership Requirement ($)	Value Owned ($) (1)	Meets Requirement (2)	Date Required to Achieve Ownership Requirement
Sandra Daycock (CFO)	300,000	600,000	14,744	In progress	March 8, 2026
Fernando Cornejo (COO)	350,000	700,000	89,919	In progress	June 30, 2024
Nicholas Winer, VP Exploration	280,000	280,000	42,085	In progress	May 18, 2025
Shawn Turkington, VP Finance	230,000	230,000	26,742	In progress	February 10, 2025

Notes:

(1)	Value Owned is the greater of the acquired cost (for RSUs, PSUs and DSUs, the cost is considered as the awarded value) or market value based on the closing share price of the Company’s shares traded on the Toronto Stock Exchange on December 31, 2021, and includes direct share ownership, in-the-money value of stock options, RSUs, PSUs and DSUs.
(2)	As this is relatively recently adopted policy and all of the NEOs have joined the Company subsequent to its adoption, none of the NEOs as at December 31, 2021, had met the Ownership Requirement. In all cases where an NEO is identified as having an Ownership Requirement that is “In Progress”, the date to achieve such Ownership Requirement has not yet occurred.

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Compensation Governance

The P&CC consists of Mr. Jennings (Chair), Ms. Rees and Ms. Curran, all of whom are Independent Directors. The Board is satisfied that each member has the skills and experience to carry out the Mandate of the P&CC. The P&CC meets at least annually or more frequently, as circumstances require.

Mr. Jennings is a Practice Lead, Board Director and Executive Search with WATSON Advisors Inc., a leading consulting firm focused on corporate governance and recruiting board directors and executive talent. Previously, he was a Senior Client Partner with Korn Ferry International, a leader and innovator in executive, CEO and board recruitment, assessment and compensation. In addition to his compensation expertise, Mr. Jennings has over three decades of experience serving on boards and committees of for-profit and not-for-profit organizations.

Ms. Rees is an experienced director, having served on the boards of a number of profit and not-for-profit organizations, including as Board Chair, Treasurer, and Audit and Finance Committee Chair. Ms. Rees retired from Ernst & Young LLP in June 2016 after a 35-year career in professional accountancy. She spent 18 years as a Partner with Ernst & Young, LLP with the last 14 years of her tenure focused on acquisitions, mergers and corporate reorganizations. She has a breadth of experience in a large variety of industries with a specific focus on mining, infrastructure, transportation, technology, real estate, retail and distribution.

Ms. Curran is an experienced director and is currently serving as a board director at Baytex Energy Corp., and as a member of the board of commissioners at the Alberta Securities Commission. She was previously interim managing director of Riversdale Resources Ltd., a public Australian incorporated metallurgical coal company. From 2016 to 2017, she was a director of Dominion Diamond Corp., where she served as chair of the Health, Safety and Environment Committee, as a member of the Audit Committee and as a co-chair of the Special Committee that resulted in the sale of the company to the Washington Group. In her over 30 years of executive roles, she focused on legal, human resources and administration and was a member of the executive team focused on strategy and risk management.

The experience of the P&CC members has provided each member with broad exposure to the compensation practices and policies in the mining industry, in addition to a number of other industry sectors.

The P&CC has not conducted a formal evaluation of the risks associated with the Company’s compensation policies and practices; however, the P&CC carefully considers whether the design and structure of compensation plans and related performance criteria provide appropriate incentives without creating undue risks.

Due to the size of the Company and the current level of the Company’s activity, the P&CC is able to closely monitor and consider any risks that may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular meetings of the P&CC during which financial and other information of the Company are reviewed. The design of the Company’s compensation policies has been carefully considered to avoid undue risks and to adopt initiatives to manage risks.

Compensation Risk Management

The Company has taken steps to ensure its executive compensation plan does not incent risk outside the Company’s risk appetite. Some of the risk management initiatives currently employed by the Company are as follows:

•	Appointing a P&CC comprising only Independent Directors to oversee the executive compensation plan;
•	Retaining independent compensation advisors to provide advice on the level of compensation for executives;
•	Approving and, in some cases, setting performance hurdles and milestones for determining STIP payouts;

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•	The use of deferred equity compensation to encourage a focus on long-term corporate performance versus short-term results;
•	Paying performance-related incentives only when performance results are known;
•	Setting maximums on incentive plans;
•	Use of discretion in adjusting incentive payments up or down as the P&CC deems appropriate and recommends; and
•	Restricting employees, officers and Directors from purchasing financial instruments to hedge or offset a decrease in the market value of share options or any other share-based compensation.

Performance Graph

The following graph compares the cumulative total Shareholder return for $100 invested in Common Shares of the Company on January 1, 2017, with the cumulative total return of the TSX Composite Index and the TSX Global Mining Index, from January 1, 2017, to December 31, 2021. Total CEO Reported and Realizable Compensation are also provided for the period for comparison.

As discussed in the “Compensation Discussion and Analysis” section of this Information Circular, compensation for the NEOs consists of different elements. These include elements that do not directly correlate to the market price of the Company’s Common Shares, such as base salary and the STIP which pays an award based on the achievement of specific corporate and individual objectives and is set subject to a competitive compensation review relative to the Company’s peer group.

Total Reported Compensation for the CEO represents salary, short-term incentive payments and the awarded value of long-term incentive plan (excluding one-time severance obligations) and has remained relatively consistent over the five-year period. Realizable Compensation excludes the awarded value of long-term incentives and reports the value of awards that vest in a particular year plus the change in the market value of unvested awards at each period end measured at the December 31 market price of the Company’s shares. As the Realizable Compensation is influenced directly by the market value of the Company’s shares, its movement from period to period has generally moved consistently with the movement in the share price. Overall, Realizable Compensation has generally aligned with the share price performance of Great Panther over the past five years.

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Summary Compensation Table

The following table sets out information concerning the compensation earned or awarded to the NEOs during the financial years ended December 31, 2021, 2020 and 2019:

Name and current principal position	Year	Salary ($)	Share-based awards ($) (1)	Option-based awards ($) (2)	Non-equity incentive plan compensation ($)		All other compensation ($) (4)	Total ($)
					Short-term incentive plans (3)	Long-term incentive plans
Robert Henderson CEO (5)	2021	465,000	310,000	155,000	206,100	-	23,250	1,159,350
	2020	313,793	225,036	112,500	243,900	-	8,031	903,260
Jim A. Zadra (8) Former CFO (6)	2021	66,750	-	-	-	-	780,269	847,019
	2020	330,000	198,000	98,990	157,300	-	18,491	802,781
	2019	316,515	372,060	188,370	43,200	-	19,456	939,601
Sandra Daycock CFO (7)	2021	216,477	61,334	30,667	110,170	-	8,838	427,486
Neil Hepworth Former COO (11)	2021	195,000	234,000	117,000	-	-	42,000	588,000
	2020	380,000	227,970	114,000	182,700	-	-	904,670
	2019	58,333	-	-	8,400	-	-	66,733
Fernando Cornejo COO (8)	2021	335,000	128,000	64,000	127,482	-	14,910	669,392
	2020	300,000	119,970	60,040	130,900	-	6,640	617,550
	2019	145,364	62,964	63.020	120,000	-	3,600	394,948
Brian Peer Former VP, Operations, Mexico and Peru (12)	2021	343,380	132,054	66,027	-	-	-	541,461
	2020	355,498	141,030	70,490	153,511	-	57,349	777,878
	2019	345,069	270,386	135,350	35,384	-	32,228	818,417
Nicholas Winer VP, Exploration (9)	2021	280,000	144,240	88,240	89,964	-	22,400	624,844
	2020	260,000	-	-	69,400	-	20,800	350,200
Shawn Turkington VP, Finance (10)	2021	230,000	86,846	56,180	74,411	-	13,225	460,662
	2020	221,231	-	-	17,300	-	896	239,427

Notes:

(1)	Share-based awards represent the fair value RSUs and PSUs awarded. An equity value of RSUs and PSUs of $1.10 for the January 18, 2021 grant was established using a 10-day volume-weighted average share price (“VWAP”) up to and including January 15, 2021. An equity value of RSUs and PSUs of $1.04 for the March 19, 2021 grant was established using a 10-day VWAP up to and including March 18, 2021. This valuation methodology is different than the accounting fair value which is calculated by multiplying the number of RSUs by the closing price on the day prior to the grant. The Company estimates the fair value of equity settled PSUs using a Monte Carlo valuation model at the date of grant. The accounting fair value of $1.31 per share.

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(2)	Option-based awards are valued using the Black-Scholes option pricing model, consistent with the assumptions used to calculate the accounting fair value, with the exception that the exercise price used in determining the award is based on a 10-day VWAP as opposed to the previous days’ closing price used for calculating the accounting fair value. The fair values presented in the table above were determined for the January 18, 2021 grant using the following assumptions: exercise price $1.10; risk-free rate 0.24%; volatility estimate of 66.81%; expected life of 3.32 years; dividend rate of nil and the March 19, 2021 grants were valued using the following assumptions: exercise price of $1.04; risk-free rate 0.61%; volatility estimate of 70.31%; expected life of 3.24 years; dividend rate of nil.
(3)	The STIP amounts are presented with respect to the year earned. The amounts earned are paid in the year following.
(4)	All other compensation consists substantially of Company contributions to employee retirement savings plans and/or deferred profit share plans. With respect to Mr. Zadra for 2021, all other compensation includes vacation pay of $53,358 and a severance payment totaling $720,250. With respect to Mr. Hepworth for 2021, $42,000 of vacation pay. With respect to Mr. Peer, all other compensation includes certain private health and life insurance as well as a housing allowance.
(5)	Mr. Henderson joined the Company as CEO on April 21, 2020 and his last date of employment was February 24, 2022. Mr. Henderson’s base annual salary in 2021 was $465,000 (2020 - $450,000). The accounting fair value for share-based awards and option-based awards for 2021 is $350,457 (2020 -$162,934) and $152,860 (2020 - $140,931), respectively.
(6)	Mr. Zadra was the former CFO of the Company and his last date of employment was March 15, 2021. Mr. Zadra’s base annual salary in 2021 was $330,000. The accounting fair value for share-based awards and option-based awards for 2021 is $nil (2020 - $248,600; 2019- $283,908) and $nil (2020 -$157,922; 2019- $204,820), respectively.
(7)	Ms. Daycock joined the Company on March 8, 2021 as VP Finance & Treasury and was promoted to CFO effective June 1, 2021. As at December 31, 2021, Ms. Daycock’s annual base salary was $300,000. The accounting fair value for share-based awards and option-based awards for 2021 is $69,337 and $30,243, respectively.
(8)	Mr. Cornejo joined the Company on June 24, 2019. His base salary in 2019 was $280,000. Mr. Cornejo was promoted to Vice President, Operations Brazil on January 1, 2020 and COO on July 1, 2021. Mr. Cornejo’s base salary on January 1, 2021 was $320,000 and was increased to $350,000 on July 1, 2021. The accounting fair value for share-based awards and option-based awards for 2021 is $144,704 (2020 - $150,629; 2019 - $56,551) and $63,116 (2020 - $71,775; 2019 - $49,441), respectively.
(9)	Mr. Winer joined the Company on May 18, 2020, and his base salary for 2020 was $260,000. The accounting fair value for share-based awards and option-based awards for 2021 is $196,874 (2020 -$nil) and $85,622 (2020 - $nil), respectively.
(10)	Mr. Turkington joined the Company on February 10, 2020 as a consultant until October 1, 2020 at an annualized contract rate of $260,000. On October 1, 2020 he was employed as VP Finance at an annual salary of $215,000. The accounting fair value for share-based awards and option-based awards for 2021 is $124,935 (2020 - $nil) and $54,297 (2020 - $nil), respectively.
(11)	Mr. Hepworth joined the Company on October 31, 2019 and was the former COO until June 30, 2021. His base salary in 2021 was $390,000 and in 2019 was $350,000. The accounting fair value for share-based awards and option-based awards granted in 2021 is $264,539 (2020 - $286,229) and $115,384 (2020 - $136,282), respectively.
(12)	Mr. Peer resigned from the Company effective October 25, 2021 and his annual base salary was paid in US dollars. His base salary for 2021 and 2020 was US$265,000 and was US$255,000 from January 1, 2019 to March 5, 2019 and subsequently was US$260,000 until December 31, 2019. The amounts provided in the above table were converted to Canadian dollars at average rates of exchange published by the Bank of Canada. The accounting fair value for share-based awards and option-based awards for 2021 is $149,287 (2020 - $177,071; 2019- $206,333) and $65,115 (2020 - $84,268; 2019 - $114,327), respectively.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2021, for each NEO:

Name	Grant Date	Option-based Awards				Share-based Awards
		Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)		Market or payout value of share-based awards that have not vested ($)
						RSU	PSU	RSU	PSU
Robert Henderson	Mar 19, 2021	310,000	1.04	Mar 19, 2026	Nil	149,038	149,038	41,731	41,731
	Apr 21, 2020	489,000	0.67	Apr 21, 2025	Nil	131,600	197,400	36,848	55,272
Sandra Daycock	Mar 19, 2021	61,333	1.04	Mar 19, 2026	Nil	131,600	197,400	36,848	55,272
Fernando Cornejo	Mar 19, 2021	128,000	1.04	Mar 19, 2026	Nil	61,538	61,538	17,231	17,231
	Apr 9, 2020	316,000	0.54	Apr 9, 2025	Nil	88,867	133,300	24,883	37,324
	Aug 20, 2019	91,333	0.97	Aug 20, 2024	Nil	19,433	Nil	5,441	Nil

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Name	Grant Date	Option-based Awards				Share-based Awards
		Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)		Market or payout value of share-based awards that have not vested ($)
						RSU	PSU	RSU	PSU
Nicholas Winer	Jan 18, 2021	65,975	1.01	Jan 18, 2026	Nil	19,539	Nil	5,471	Nil
	Mar 19, 2021	112,000	1.04	Mar 19, 2026	Nil	53.846	84,846	15,077	23,757
Shawn Turkington	Jan 18, 2021	52,067	1.01	Jan 18, 2026	Nil	23,193	Nil	6,494	Nil
	Mar 19, 2021	61,333	1.04	Mar 19, 2026	Nil	29,487	54,019	8,257	15,125

Notes:

(1)	The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the closing price of the underlying Common Shares on the TSX on December 31, 2021, which was $0.28 per share.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2021, for each NEO:

Name	Option-based awards: Value vested during the year ($) (1)	Share-based awards: Value vested during the year ($) (2)	Non-equity incentive plan compensation: Value earned during the year ($)
Robert Henderson	-	64,484	206,100
Jim A. Zadra	-	44,432	-
Sandra Daycock	-	-	110,170
Neil Hepworth	98,000	79,892	-
Fernando Cornejo	51,613	60,063	127,482
Brian Peer	60,597	79,842	-
Nicholas Winer	-	5,178	89,964
Shawn Turkington	-	-	74,411

Notes:

(1)	This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on their vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise price of the options under the option-based award on the vesting date.
(2)	This amount is based on the aggregate dollar value that was realized at the time the vested share-based awards were settled. It was computed using the closing price of the Company’s Common Shares on the TSX on the settlement date.

See the “Securities Authorized under Equity Compensation Plans” section of this Information Circular for further information on the Company’s Omnibus Plan.

Pension Plan Benefits

The Company does not have in place a deferred compensation plan or pension plan that provides for payments or benefits at, following, or in connection with, retirement.

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Retirement Plan Benefits

The executives are eligible to participate in the Company’s matching retirement benefits plan, which was implemented on January 1, 2012, and is available to all of the Company’s Canadian resident employees. A similar savings plan program is offered to the Company’s employees in Mexico. The Company pays contributions to a Deferred Profit-Sharing Plan or Registered Retirement Savings Plan (each as defined by the Income Tax Act Canada) to a maximum of 5% of the employee’s salary or such maximum as provided under the applicable tax regulations. The Company-paid contributions vest fully after two years of employment, and thereafter are fully vested on payment.

The NEOs received Company-paid contributions in 2021 totaling $105,230 (2020 - $81,391).

Termination and Change in Control Provisions

The Company has entered into employment agreements with each of the NEOs under which each such executive has agreed to continue to serve the Company in his or her current office and perform the duties of such office in accordance with the terms set out in their employment agreements. In 2021, the P&CC recommended and the Board approved amendments to the executive termination and change in control clauses to better align the executive employment agreements with the market standards in the competitive labour market and assist in the retention of key personnel. Under the terms of each of the executive employment agreements, each executive has made commitments in favour of the Company, including non-competition and non-disclosure covenants and minimum notice periods in the event of the executive’s resignation.

In the event of termination of the NEOs’ employment, other than for cause, the Company will provide such executive with working notice or severance pay or a combination of notice and severance.

For purposes of Ms. Daycock and Messrs. Cornejo, Winer and Turkington, the definition of “Change of Control” in each of their respective employment agreements means the occurrence of any of the following:

(i)	Any Person acquiring more than 50% of the issued and outstanding shares of the Company; or
(ii)	any Person completing a purchase of all or substantially all of the assets of the Company.

provided that for the purpose of the foregoing definition, Person means a third party that is operating at arm’s length from you. For greater certainty, Person shall not include any person, partnership, corporation or other entity with which you are involved directly or indirectly as principal, agent, shareholder, officer, employee or in any other manner whatsoever.

The following are the significant terms of each of the employment agreements of the NEO’s still under employment:

Employment Agreement - Sandra Daycock

The Company entered into an employment agreement with Ms. Daycock effective on March 8, 2021 (the “Daycock Agreement”). Ms. Daycock is engaged as the Chief Financial Officer of the Company.

Under the terms of the Daycock Agreement, the Company may terminate Ms. Daycock’s employment for cause, without notice or any payment of any kind. The Company may terminate Ms. Daycock’s employment without cause, and without further obligation, by providing a termination amount of: (i) 12 months’ notice or 12 months’ wages within the first year of employment; (ii) 18 months’ notice or 18 months’ wages during the second year of employment; or (iii) after 24 months of employment, 24 months’ wages or notice.

In the event of a termination within six months following a change of control of the Company, Ms. Daycock is entitled to receive from the Company a payment equal to 24 months’ salary and wages.

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Employment Agreement - Fernando Cornejo

The Company entered into an employment agreement with Mr. Cornejo effective on June 24, 2019 (the “Cornejo Agreement”). Mr. Cornejo is engaged as the Chief Operating Officer of the Company.

Under the terms of the Cornejo Agreement, the Company may terminate Mr. Cornejo’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Cornejo’s employment without cause, and without further obligation, by providing a termination amount of: (i) 12 months’ notice or 12 months’ wages within the first year of employment; (ii) 18 months’ notice or 18 months’ wages during the second year of employment; or (iii) after 24 months of employment, 24 months’ wages or notice.

In the event of a termination within six months following a change of control of the Company, Mr. Cornejo is entitled to receive from the Company a payment equal to 24 months’ salary and wages.

Employment Agreement - Nicholas Winer

The Company entered into an employment agreement with Mr. Winer effective on May 18, 2020 (the “Winer Agreement”). Mr. Winer is engaged as the Vice President, Exploration of the Company.

Under the terms of the Winer Agreement, the Company may terminate Mr. Winer’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Winer’s employment without cause, and without further obligation, by providing a termination amount of: (i) 6 months’ notice or 6 months’ wages within the first year of employment; (ii) 12 months notice or 12 months’ wages during the second year of employment; or (iii) after 24 months of employment, 18 months’ wages or notice (the “Winer Termination Amount”).

In the event of a termination within six months following a change of control of the Company, Mr. Winer is entitled to receive from the Company a payment equal to 24 months’ salary and wages.

Employment Agreement - Shawn Turkington

The Company entered into an employment agreement with Mr. Turkington effective on October 1, 2020 (the “Turkington Agreement”). Mr. Turkington is engaged as the Vice President, Finance of the Company.

Under the terms of the Turkington Agreement, the Company may terminate Mr. Turkington’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Turkington’s employment without cause, and without further obligation, by providing a termination amount of: (i) 6 months’ notice or 6 months’ wages within the first year of employment; (ii) 12 months’ notice or 12 months’ wages during the second year of employment; or (iii) after 24 months of employment, 18 months’ wages or notice.

In the event of a termination within six months following a change of control of the Company, Mr. Turkington is entitled to receive from the Company a payment equal to 24 months’ salary and wages.

Incremental Payments

The Company does not have any pre-established accelerated vesting of share-based compensation that would be applicable on termination without cause in the absence of a change of control. As described in Appendix “A”, the Omnibus Plan provides for accelerated vesting of share-based compensation applicable on termination without cause or resignation within 12 months following a change of control, subject to certain discretion of the Board.

Following the employment agreements terms of Messrs. Cornejo, Winer and Turkington and Ms. Daycock, if an event of termination without cause occurred on December 31, 2021, they would each be entitled to the following:

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NEO	Element	Estimated Incremental Payment - Termination without Cause ($)	Estimated Incremental Payment - Termination without Cause on a Change of Control ($)
Sandra Daycock CFO	Salary	300,000	600,000
Fernando Cornejo COO	Salary	700,000	700,000
Nicholas Winer VP, Exploration	Salary	280,000	560,000
Shawn Turkington VP, Finance	Salary	230,000	460,000

Following the departure of Mr. Zadra on March 15, 2021 and pursuant to the terms of Mr. Zadra’s employment agreement with the Company, the Company paid $700,000 in severance obligations. Mr. Zadra’s outstanding options, RSUs, and PSUs are being treated in accordance with the terms of the Company’s Omnibus Plan, which terms are summarized in Appendix “A” of this Information Circular.

Director Compensation

The following section pertains to the compensation arrangements the Company had with each Independent Director during the year ended December 31, 2021. Director fees were comprised of cash retainers for serving on the Board and Board Committees.

Director compensation was reviewed during 2021 by GGA in connection with the review of executive compensation using a similar peer group of companies. No changes in Director Compensation were made as a result of this review. The next review will be completed in 2023.

During 2020, an ad-hoc hedging oversight committee was formed, and during 2021, an ad-hoc strategic advisory committee was formed. The cash retainers put in place for the chair/co-chairs and members of these committees were established based on the relative workload required in relation to the standing committees of the Board.

During the year ended December 31, 2021, Directors were compensated based on the following annual retainer fees:

Fee Type	Amount ($)
Board Director annual retainer	75,000
Board Chair annual retainer (1)	75,000
Lead Independent Director annual retainer (1)	30,000
Audit Committee Chair annual retainer	15,000
Audit Committee Member annual retainer	7,500
P&CC Chair annual retainer	12,000
P&CC Member annual retainer	6,000
SHESC Chair annual retainer	10,000
SHESC Member annual retainer	5,000

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Fee Type	Amount ($)
TOC Chair annual retainer	10,000
TOC Member annual retainer	5,000
NCGC Chair annual retainer	10,000
NCGC Member annual retainer	5,000
Ad hoc Hedging Oversight Committee (“HOC”) - Co-chairs	7,500
Ad hoc Strategic Advisory Committee (“SAC”) Chair	15,000
SAC Members	10,000
Per diem allowance for travel within British Columbia	500
Per diem allowance for travel outside of British Columbia	1,000

Notes:

(1)	This amount is in addition to the annual retainer paid as a Board Director.

Awards of Share-Based Compensation

In 2017, the Board adopted a policy of awarding share-based compensation (i.e., DSUs and RSUs) to Independent Directors to align Director compensation with preferred practices. Since then, no options have been awarded to Directors. The following table provides information concerning the DSUs awarded to Directors in 2021.

Name	Award Date	Number of DSUs Awarded (#)	Market Value of Securities Underlying DSUs on the Date of Grant ($)	Fair Value of DSUs Awarded ($)
David Garofalo(1)	March 19, 2021	72,115	1.04	75,000
	June 28, 2021	90,209	0.80	72,167
Joseph Gallucci	March 19, 2021	36,057	1.04	37,499
	June 28, 2021	45,104	0.80	36,083
Robert Garnett (1)	March 19, 2021	36,057	1.04	37,499
Alan Hair(3)	March 19, 2021	36,057	1.04	37,499
	June 28, 2021	67,656	0.80	54,125
John Jennings	March 19, 2021	36,057	1.04	37,499
	June 28, 2021	45,104	0.80	36,083
Kevin Ross	January 4, 2021	17,045	1.10	18,579
	March 19, 2021	36,057	1.04	37,499
	June 28, 2021	45,104	0.80	36,083
Trudy Curran (2)(3)	June 28, 2021	56,410	0.80	45,128
Elise Rees	March 19, 2021	36,057	1.04	37,499
	June 28, 2021	45,104	0.80	36,083
Dana Williams(2)	June 28, 2021	45,104	0.80	36,083
James Mullin(1)	March 19, 2021	36,057	1.04	37,499

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Notes:

(1)	Mr. Garofalo resigned as a director on December 28, 2021, Mr. Garnett retired as a director on June 9, 2021 and Mr. Mullin retired as a director on June 9, 2021.
(2)	Ms. Curran and Ms. Williams were elected to the Board on June 9, 2021.
(3)	Mr. Hair and Ms. Curran made elections to receive a portion of their directors’ fees and retainers ordinarily paid in cash in the form of DSUs.

Summary Director Compensation

The compensation earned by non-executive Directors of the Company in the fiscal year ended December 31, 2021, is as follows:

Name	Fees earned and paid in cash ($)	Share-based awards (1) (2) ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	Other ($)(3)	Total ($)
David Garofalo	158,500	147,167	Nil	Nil	Nil	693	306,360
Joseph Gallucci	110,000	73,582	Nil	Nil	Nil	Nil	183,582
Trudy Curran(5)(7)	69,850	45,128	Nil	Nil	Nil	Nil	114,978
Alan Hair (4)	98,250	91,624	Nil	Nil	Nil	Nil	189,874
John Jennings	95,500	73,582	Nil	Nil	Nil	Nil	169,082
Elise Rees	97,000	73,582	Nil	Nil	Nil	Nil	170,582
Kevin Ross	91,000	92,162	Nil	Nil	Nil	Nil	183,162
Dana Williams(7)	69,375	37,499	Nil	Nil	Nil	Nil	106,874
Robert Garnett(6)	38,702	37,499	Nil	Nil	Nil	Nil	76,201
James Mullin(6)	39,096	37,499	Nil	Nil	Nil	Nil	76,595

Notes:

(1)	Consists of the equity value of share-based award earned in 2021 which were comprised of DSU awards.
(2)	An equity value of DSUs of C$1.10 for the January 4, 2021 grant was established using a 10-day volume-weighted average share price up to and including December 31, 2020. An equity value of DSUs of C$1.04 for the March 19, 2021, grant was established using a 10-day volume-weighted average share price up to and including March 18, 2021. An equity value of DSUs of C$0.8314 for the June 28, 2021 grant was established using a 10-day volume-weighted average share price up to and including June 25, 2021. The DSUs vest upon grant but are not settled until a Director ceases to be a Director of the Company.
(3)	Relates to a parking benefit established in favour of the Chair of the Board.
(4)	Mr. Hair elected to take $18,750 of cash retainers in the form of DSUs during 2021. The value of these are reflected in the next column.
(5)	Ms. Curran elected to take $9,400 of cash retainers in the form of DSUs during 2021. The value of these are reflected in the next column.
(6)	Mr. Garnett and Mr. Mullin retired as directors on June 9, 2021.
(7)	Ms. Curran and Ms. Williams were elected to the Board on June 9, 2021.

Incentive Plan Awards Outstanding Share-Based and Option-Based Awards

The following table sets out all option-based awards and share-based awards outstanding for the Directors who were not NEOs for the Company’s most recently completed financial year ended December 31, 2021:

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Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($) (2)
Joseph Gallucci	Nil	n/a	n/a	Nil	Nil	Nil	57,903
Trudy Curran	Nil	n/a	n/a	Nil	Nil	Nil	15,795
Alan Hair	Nil	n/a	n/a	Nil	Nil	Nil	69,453
John Jennings	Nil	n/a	n/a	Nil	Nil	Nil	124,564
Elise Rees	Nil	n/a	n/a	Nil	Nil	Nil	123,133
Kevin Ross	Nil	n/a	n/a	Nil	Nil	Nil	118,929
Dana Williams	Nil	n/a	n/a	Nil	Nil	Nil	12,629

Notes:

(1)	The value of unexercised “in-the-money” options at the financial year-end is the difference between the option exercise price and the Market Value of the underlying Common Shares on the TSX on December 31, 2020. The Market Value is the closing price of the Company’s Common Shares on the TSX on December 31, 2021, which was $0.28 per share.
(2)	The market or pay-out value of vested share-based awards not paid out or distributed was calculated using the Market Value of the underlying Common Shares on the TSX on December 31, 2021. The Market Value is the closing price of the Company’s Common Shares on the TSX on December 31, 2021, which was $0.28 per share.

Value on Pay-Out or Vesting of Incentive Plan Awards

The following table sets out the value vested or earned under incentive plans during the financial year ended December 31, 2021, for the Directors of the Company:

Name	Option-based awards: Value vested during the year ($) (1)	Share-based awards: Value vested during the year ($) (2)	Non-equity incentive plan compensation: Value earned during the year ($)
David Garofalo	Nil	147,167	Nil
Joseph Gallucci	Nil	73,582	Nil
Trudy Curran	Nil	45,128	Nil
Alan Hair	Nil	91,624	Nil
John Jennings	Nil	73,582	Nil
Elise Rees	Nil	73,582	Nil
Kevin Ross	Nil	92,162	Nil
Dana Williams	Nil	37,499	Nil
Robert Garnett	Nil	37,499	Nil
James Mullin	Nil	36,083	Nil

Notes:

(1)	The value vested during the year represents the aggregate dollar value that would have been realized if a Director had exercised each of his or her awards that vested in 2021 on the date of such vesting.
(2)	Consists of the value of DSUs and RSUs on the date of such vesting in 2021.

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Share Ownership Policy

The Company’s aforementioned Share Ownership Policy adopted effective on June 30, 2019, and codified in writing on November 4, 2020, also requires Directors to own a minimum Owned Value of the Company to encourage them to consider long-term performance and multi-year goals in decision-making. The Ownership Requirement for Directors is to have share ownership value equal to three times their current annual base retainer based on the higher or cost or market value as of December 31, 2021 and is required to be achieved by June 30, 2024 for those Directors who were Directors at the time the policy was adopted and for all other Directors five years from the date of the Directors election or appointment whichever occurs first.

The table below shows the ownership levels of the Directors subject to the Share Ownership Policy as at December 31, 2021:

Name	Base Retainer ($)	Ownership Requirement ($)	Owned Value ($) (1)	Meets Requirement (2)	Date Required to Achieve Ownership Requirement
Joseph Gallucci	75,000	225,000	57,903	In progress	April 21, 2025
Trudy Curran	75,000	225,000	15,795	In progress	June 9, 2026
Alan Hair	75,000	225,000	196,226	In progress	April 21, 2025
John Jennings	75,000	225,000	476,203	Met	June 30, 2024
Elise Rees	75,000	225,000	405,680	Met	June 30, 2024
Kevin Ross	75,000	225,000	309,821	Met	June 30, 2024
Dana Williams	75,000	225,000	36,083	In progress	June 9, 2026

Notes:

(1)	Value Owned is the greater of the acquired cost (for DSUs, the cost is considered as the awarded value) or market value based on the closing share price of the Company’s shares traded on the Toronto Stock Exchange on December 31, 2021, and includes direct share ownership, in-the-money value of stock options, DSUs and RSUs.
(2)	As certain of the Directors have joined the Company subsequent to the adoption of this policy, three of the nine Directors as at December 31, 2021 had met the Ownership Requirement. In all cases where a Director is identified as having an Ownership Requirement that is “In Progress”, the date to achieve such Ownership Requirement has not yet occurred.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

All of the Company’s outstanding equity-based incentive awards were issued under the Company’s Omnibus Plan adopted in 2017. The Omnibus Plan is summarized in Appendix “A” of this Information Circular.

Common Shares Available for Awards

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of Common Shares of the Company available for issuance under the Omnibus Plan will not exceed 8% of the Company’s issued and outstanding Common Shares, less the number of Common Shares subject to grants of options under any other Share Compensation Arrangement adopted by the Company, as defined in the Omnibus Plan.

As of the Record Date, there were 471,094,691 issued and outstanding Common Shares, allowing for an 8% reserve of 37,687,575 Common Shares for issuance pursuant to the Omnibus Plan.

As of the Record Date, the Company had:

(i)	14,782,111 options outstanding under the Omnibus Plan convertible into 14,782,111 Common Shares, being 3.1% of the current issued and outstanding Common Shares;
(ii)	3,594,920 DSUs outstanding under the Omnibus Plan convertible into 3,594,920 Common Shares, being 0.8% of the issued and outstanding Common Shares;

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(iii)	3,509,452 RSUs outstanding under the Omnibus Plan convertible into 3,509,452 Common Shares, being 0.7% of the issued and outstanding Common Shares; and
(iv)	3,495,694 PSUs outstanding under the Omnibus Plan convertible into 6,991,388 Common Shares (assuming maximum performance), being 1.4% of the issued and outstanding Common Shares.

In aggregate as of the Record Date, a total of 28,877,871 Common Shares have been reserved for issuance under the Omnibus Plan, being 6.1% of the current issued and outstanding Common Shares (assuming maximum performance under PSUs). Accordingly, 8,809,704 Common Shares, being 1.9% of the current issued and outstanding Common Shares, remain available for issuance under the Omnibus Plan.

The Omnibus Plan is an “evergreen” plan, as Common Shares of the Company covered by Awards which have been exercised or settled, as applicable, will be available for subsequent grant under the Omnibus Plan and the number of Awards that may be granted under the Omnibus Plan increases if the total number of issued and outstanding Common Shares of the Company increases.

Equity Compensation Plan Information

The following table summarizes information as at December 31, 2021, in relation to the Omnibus Plan, being the compensation plan under which equity securities of Great Panther are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights (1)	Weighted-average exercise price of outstanding options and rights ($) (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (3)
Equity compensation plans approved by security holders	14,762,809	0.87	20,873,099
Equity compensation plans not approved by security holders	Nil	n/a	n/a
Total	14,762,809	0.87	20,873,099

Notes:

(1)	Represents the aggregate number of Common Shares of Great Panther reserved for issuance on exercise of outstanding Options, upon the settlement of outstanding DSUs, RSUs and PSUs (assuming maximum performance), being 6,853,983 Common Shares upon the exercise of outstanding Options, 2,777,243 Common Shares upon the settlement of DSUs, 1,477,475 Common Shares upon the settlement of RSUs and 3,654,108 Common Shares upon the settlement of PSUs (assuming maximum performance).
(2)	The weighted average exercise price for all equity compensation plans is the weighted average exercise price of the Options outstanding under the Omnibus Plan. There is no exercise price associated with the RSUs, PSUs or DSUs outstanding under the Omnibus Plan.

(3)	A maximum of 8% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance, less any Common Shares reserved for issuance under all other share compensation arrangements under the Omnibus Plan. As at December 31, 2021, the maximum number of Common Shares reserved for issuance under the Omnibus Plan, in aggregate, was 35,635,908 Common Shares (being 8% of the 445,448,855 Common Shares then issued and outstanding), of which 14,762,809 are reserved for the issuance of Common Shares on the exercise or settlement of outstanding Options, DSUs, RSUs and PSUs.

Stock Option Overhang, Dilution and Burn Rates

The Company provides the following disclosure required under Section 613 of the TSX Company Manual.

	2021		2020		2019
	(#)	(%)	(#)	(%)	(#)	(%)
Overhang (1)	33,856,930	7.60	25,649,206	7.22	29,093,001	9.33

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	2021		2020		2019
	(#)	(%)	(#)	(%)	(#)	(%)
Dilution (2)	12,935,755	2.90	17,849,256	5.03	11,569,278	3.71
Burn Rate (3)	6,243,840	1.75	11,569,639	3.42	8,009,290	2.93

Notes:

(1)	The total number of Common Shares reserved for issuance under equity compensation arrangements, less the number of Options exercised, and RSUs and DSUs settled, expressed as a percentage of the total number of Common Shares issued and outstanding as at December 31st of each year.
(2)	The total number of Options, DSUs, RSUs and PSUs (assuming maximum performance), expressed as a percentage of the total number of Common Shares issued and outstanding as at December 31st of each year.
(3)	The Options, DSUs, RSUs and PSUs (assuming maximum performance) granted in a financial year, expressed as a percentage of the weighted average number of Common Shares issued and outstanding for the financial year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No Executive Officers, Directors or employees, or former Executive Officers, Directors or employees, nor any associate of such individuals, is as at the date hereof, or has been since the beginning of the financial year ended December 31, 2021, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, proposed Director of the Company, or any associate or affiliate of any informed person or proposed Director, has had a material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2021, can be found under the Company’s profile on SEDAR at www.sedar.com. Copies are also available upon request from the Company’s Assistant Corporate Secretary at Suite 1330, 200 Granville Street, Vancouver, British Columbia, telephone number: 1 888 355 1766 (Canada/USA Toll-Free) or +1 604 608 1766 (International Toll), or email: info@greatpanther.com. Copies of these documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable cost from any person or company who is not a security holder of the Company, who requests a copy of any such document.

Financial information is provided in the Company’s audited consolidated financial statements, the report of the auditor, and Management’s Discussion and Analysis for the year ended December 31, 2021, which will be placed before Shareholders at the Meeting.

As at the date of this Information Circular, management of Great Panther is not aware of any other matters which may come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

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The contents of this Information Circular and its distribution to Shareholders of Great Panther have been approved by the Board.

DATED at Vancouver, British Columbia on May 16, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

“Alan Hair”

Alan Hair
Chair of the Board

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APPENDIX “A”

DESCRIPTION OF THE OMNIBUS INCENTIVE PLAN

The Omnibus Plan was amended, restated and approved by shareholders at the Company’s annual general meeting held June 24, 2020. A full copy of the Omnibus Plan was included in the information circular for that meeting and is available under the Company’s profile at www.sedar.com.

The following description of the Omnibus Plan is qualified in its entirety by reference to the full text of the Omnibus Plan. For the purposes of this section capitalized terms are as defined in the Omnibus Plan unless otherwise defined.

Key Concepts of the Omnibus Plan

Term	Description
Purpose	To attract and retain key talent who are necessary or essential to Great Panther’s success, image, reputation or activities. It also allows Great Panther to reward key talent for their performance and greater align their interests with those of Great Panther’s shareholders.
Eligible Participants	Any director, executive officer, employee or consultant of the Company or any of its subsidiaries is an “Eligible Participant” and considered eligible to be selected to receive an Award under the Omnibus Plan, provided that only Non-Employee Directors are eligible to receive Awards pursuant to the Deferred Share Unit Plan component of the Omnibus Plan. Employees, executive officers, or consultants of the Company are not eligible to receive Deferred Share Units.
Types of Awards

Options, Restricted Share Units (RSUs) (with and without Performance Criteria) or Deferred Share Units (DSUs) - each an “Award” and, collectively, the “Awards”. When used in this Information Circular, reference to Performance Share Units (PSUs) are to RSUs with Performance Criteria.

All Awards are granted by an agreement or other instrument or document evidencing the Award granted under the Omnibus Plan (an “Award Agreement”).

Share Reserve

The maximum number of Common Shares of the Company available for reserve for issuance under the Omnibus Plan will not exceed 8% of the Company’s issued and outstanding Common Shares, less the number of Common Shares subject to options outstanding under any other Share Compensation Arrangement of the Company, as defined in the Omnibus Plan.

The maximum number of Common Shares available for issuance pursuant to the settlement of RSUs and DSUs granted under the Omnibus Plan will be, in aggregate, 4% of the Company’s issued and outstanding Common Shares.

Share Recycling	If an outstanding Award (or portion thereof) expires or is forfeited, surrendered, cancelled or otherwise terminated for any reason without having been exercised or settled in full, or if Common Shares acquired pursuant to an Award subject to forfeiture are forfeited, the Common Shares covered by such Award, if any, will again be available for issuance under the Omnibus Plan. Common Shares will not be deemed to have been issued pursuant to the Omnibus Plan with respect to any portion of an Award that is settled in cash.
Director Participation Limit

The maximum number of Common Shares which may be reserved for issuance to Non-Employee Directors under the Omnibus Plan and any other proposed or established Share Compensation Arrangement, shall not exceed one percent (1%) of the Company’s issued and outstanding Common Shares;

The annual grant of Awards to Non-Employee Directors under the Omnibus Plan cannot exceed $150,000 in value, of which no more than $100,000 may be subject to option grants.

Insider Participation Limit	The maximum number of Common Shares that may be made issuable to Participants who are Insiders under the Omnibus Plan, within a one-year period, together with Common Shares reserved under any other proposed or established Share Compensation Arrangement, shall not exceed eight percent (8%) of the outstanding Common Shares (calculated on a non-diluted basis).

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Details of the Omnibus Plan are provided below:

Plan Administration

The Omnibus Plan is administered by the Board, which may delegate its authority to a committee or plan administrator. Subject to the terms of the Omnibus Plan, applicable law and the rules of the TSX, the Board (or its delegate) will have the power and authority to: (i) designate the Eligible Participants who will receive Awards (an Eligible Participant who receives an Award is a “Participant”), (ii) designate the types and amount of Award to be granted to each Participant, (iii) designate the number of Common Shares to be covered by each Award, (iv) determine the terms and conditions of any Award, including any vesting conditions or conditions based on performance of the Company or of an individual (“Performance Criteria”); (v) subject to the terms of the Omnibus Plan, determine whether and to what extent Awards will be settled in cash or Common Shares, or both; (vi) to interpret and administer the Omnibus Plan and any instrument or agreement relating to it, or Award made under it; and (vii) make such amendments to the Omnibus Plan and Awards made under the Omnibus Plan as are permitted by the Omnibus Plan and the rules of the TSX.

Description of Awards

(i)	Options

An option is an option granted by the Company to a Participant entitling such Participant to acquire a designated number of Common Shares from the treasury at an exercise price set at the time of grant (the “Option Price”) of the option. Options are exercisable, subject to vesting criteria established by the Board at the time of grant, over a period of time established by the Board from time to time, which shall not exceed ten years from the date of grant. If the expiration date for an option falls within a Blackout Period, the expiration date will be extended to the date which is 10 business days after the end of the blackout period, which may be after the date that is ten years from the date of grant. The Option Price shall not be set at less than the closing price of the Common Shares on the TSX on the day before the grant is made. At the time of grant of an option, the Board may establish vesting conditions in respect of each Option grant, which may include Performance Criteria related to corporate or individual performance. The Omnibus Plan also permits the Board to grant an option holder, at any time, the right to deal with such option on a cashless exercise basis.

The Board may grant options that are qualified incentive stock options (“ISOs”) for the purposes of Section 422 of the United States Internal Revenue Code of 1986. ISOs may only be granted to employees of the Company or a Subsidiary of the Company. The maximum number of Common Shares that may be made subject to option grants that are designated as ISOs shall not exceed 8% of the outstanding Common Shares as of the date of approval of the Omnibus Plan, for continuation, by the Shareholders.

Each option shall be subject to the following conditions:

Effect of Termination	Treatment of Options
Termination for Cause

Section 6.2(1) of the Omnibus Plan.

Upon a Participant ceasing to be an Eligible Participant for Cause:

•       any vested or unvested option granted to such participant shall terminate automatically and become void immediately.

Termination not for Cause

Section 6.2(2) of the Omnibus Plan.
Upon a Participant ceasing to be an Eligible Participant as a result of his or her employment or service relationship with the Company or a Subsidiary being terminated without Cause:

•       any unvested Option granted to an Eligible Participant shall terminate and become void immediately;

•       any vested Option granted to an Eligible Participant may be exercised by such Participant; and

•       each vested Option shall only be exercisable within the earlier of ninety (90) days after the termination date, or the expiry date of the award set forth in the grant agreement, after which the option will expire.

For clarity, any Option that would vest within the notice period for an Eligible Participant’s Termination of Service will vest. In lieu of a notice period, any Option that would vest within an Eligible Participant’s required notice period will vest.  Notwithstanding this, any unvested Options with Performance Criteria attached to them will have the performance measured based on a pro-rata Performance Period up to the Termination Date with any Options earned based on Performance Criteria vesting and all Options not meeting the Performance Criteria forfeited.

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Effect of Termination	Treatment of Options
Resignation

Upon a Participant ceasing to be an Eligible Participant as a result of his or her resignation from the Company or a subsidiary:

•       each unvested Option granted to such Participant shall terminate and become void immediately upon resignation; and

•      each vested option granted to such Participant will cease to be exercisable on the earlier of thirty (30) days following the termination date and the expiry date of the Option set forth in the grant agreement, after which the Option will expire.

Permanent Disability/Retirement

Upon a Participant ceasing to be an Eligible Participant by reason of retirement or permanent disability:

•      any unvested Option shall terminate and become void immediately; and

•      any vested Option will cease to be exercisable on the earlier of the ninety (90) days from the date of retirement or the date on which the Participant ceases his or her employment or service relationship with the Company or any subsidiary by reason of permanent disability, and the expiry date of the Award set forth in the grant agreement, after which the Option will expire.

Death

Upon a Participant ceasing to be an Eligible Participant by reason of death:

•      any vested Option granted to such Participant may be exercised by the liquidator, executor or administrator, as the case may be, of the estate of the Participant for that number of Shares only which such Participant was entitled to acquire under the respective Options on the date of such Participant’s death; and

•       Awards shall only be exercisable within twelve (12) months after the participant’s death or prior to the expiration of the original term of the Options whichever occurs earlier.

The expiry date of the Options will be set forth in the grant agreement.

Leave of Absence

Upon a Participant electing a voluntary leave of absence of more than twelve (12) months, including maternity and paternity leaves:

•       The Board may determine, at its sole discretion but subject to applicable laws, that such Participant’s participation in the plan shall be terminated, provided that all vested Options in the Participant’s account shall remain outstanding and in effect until the applicable exercise date, or an earlier date determined by the Board at its sole discretion.

The expiry date of the Options will be set forth in the grant agreement.

(ii)	Restricted Share Units

An RSU is an Award in the nature of a bonus for services rendered that, upon settlement, entitles the recipient to acquire Common Shares as determined by the Board or, subject to the provisions of the Omnibus Plan, to receive the Cash Equivalent or a combination thereof. The Board may establish conditions and vesting provisions, including Performance Criteria, which need not be identical for all RSUs, provided that the payment of any RSU Award, which includes individual Performance Criteria, will only be settled through the issue of Common Shares. An RSU may be forfeited if conditions to vesting are not met. The term of Long Term RSU Units is determined by the Board pursuant to the Omnibus Plan to a maximum of ten years.

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The Board, in its discretion, may award dividend equivalents with respect to Awards of RSUs. Such dividend equivalent entitlements will not be available until the RSUs are vested and paid out. The Cash Equivalent of RSUs awarded pursuant to the Omnibus Plan is determined based on Market Value as defined therein. The Common Shares are currently TSX listed; therefore, Market Value is determined by the closing price of the Common Shares on the TSX for the Trading Session on the day prior to the relevant time as it relates to each Award.

RSUs expire no later than December 31 of the calendar year which is three years after the calendar year in which the performance of services for which the RSU was granted, occurred.

Each RSUs shall be subject to the following conditions:

Effect of Termination	Treatment of Restricted Share Units
Termination for Cause and Resignation

Section 6.3(1) of the Omnibus Plan:

The Participant’s participation in the Plan shall be terminated immediately, all RSUs credited to such Participant’s Account that have not vested shall be forfeited and cancelled, and the Participant’s rights to Common Shares or Cash Equivalent or a combination thereof that relate to such Participant’s unvested RSUs shall be forfeited and cancelled on the Termination Date in the case of a Termination for Cause or the resignation date in the case of a resignation.

Death, Leave of Absence or Termination of Service

Section 6.3(2) of the Omnibus Plan:

Except as otherwise determined by the Board from time to time, at its sole discretion, upon a Participant electing a voluntary leave of absence of more than twelve (12) months, including maternity and paternity leaves, or upon a Participant ceasing to be an Eligible Participant as a result of (i) death, (ii) retirement, (iii) Termination of Service for reasons other than for Cause, (iv) his or her employment or service relationship with the Company or a Subsidiary being terminated by reason of injury or disability or (v) becoming eligible to receive long-term disability benefits, all unvested RSUs in the Participant’s Account as of such date relating to a Restriction Period in progress shall remain outstanding and in effect until the applicable RSU Vesting Determination Date, and

(a)     If, on the RSU Vesting Determination Date, the Board determines that the vesting conditions were not met for such RSUs, then all unvested RSUs credited to such Participant’s Account shall be forfeited and cancelled and the Participant’s rights to Shares or Cash Equivalent or a combination thereof that relate to such unvested RSUs shall be forfeited and cancelled; and

(b)     If, on the RSU Vesting Determination Date, the Board determines that the vesting conditions were met for such RSUs, the Participant shall be entitled to receive pursuant to Section 4.5 that number of Shares or Cash Equivalent or a combination thereof equal to the number of RSUs outstanding in the Participant’s Account in respect of such Restriction Period multiplied by a fraction, the numerator of which shall be the number of completed months of service of the Participant with the Company or a Subsidiary during the applicable Restriction Period as of the date of the Participant’s death, retirement, termination or Eligibility Date and the denominator of which shall be equal to the total number of months included in the applicable Restriction Period (which calculation shall be made on the applicable RSU Vesting Determination Date) and the Company shall distribute such number of Shares or Cash Equivalent or a combination thereof to the Participant or the liquidator, executor or administrator, as the case may be, of the estate of the Participant, as soon as practicable thereafter, but no later than the end of the Restriction Period, the Company shall debit the corresponding number of RSUs from the Account of such Participant’s or such deceased Participants’, as the case may be, and the Participant’s rights to all other Shares or Cash Equivalent or a combination thereof that relate to such Participant’s RSUs shall be forfeited and cancelled.

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Effect of Termination	Treatment of Restricted Share Units
General	Section 6.3(3) of the Omnibus Plan: Where a Participant’s employment or service relationship with the Company or a Subsidiary is terminated pursuant to the Omnibus Plan following the satisfaction of all vesting conditions in respect of particular RSUs, but before receipt of the corresponding distribution or payment in respect of such RSUs, the Participant shall remain entitled to such distribution or payment.
Blackout Period	Section 6.3(4) of the Omnibus Plan: If the RSU Vesting Determination Date for a Restricted Share Unit occurs during a Blackout Period applicable to the relevant Participant, or within ten business days after the expiry of a Blackout Period applicable to the relevant Participant, then the RSU Vesting Determination Date and RSU Settlement Date for that RSU shall be the date that is the 10th business day after the expiry date of the Blackout Period. The terms of a Blackout Period apply to all Restricted Share Units outstanding under the Omnibus Plan.
US Tax Compliance	Section 6.3(5)(a)(b) of the Omnibus Plan: Awards granted to Participants subject to the US Tax Code will be intended to comply with, or be exempt from, all aspects of Section 409A of the US Tax Code and related regulations. Notwithstanding any provision to the contrary, all taxes associated with participation in the Plan, including any liability imposed by Section 409A of the US Tax Code, shall be borne by the Participant.

(iii)	Deferred Share Units

A DSU is an Award attributable to a Participant’s duties as a Non-Employee Director and that, upon settlement, entitles the recipient to receive a such number of Common Shares as determined by the Board, or to receive the Cash Equivalent or a combination thereof, as the case may be, and is payable after termination of the recipient’s service with the Company. The Board may, at its sole discretion, designate Eligible Participants who may receive DSU Awards; fix the number of DSUs to be Awarded to each Eligible Participant and the dates on which such DSU Awards shall be granted, subject to the terms and conditions prescribed by the Omnibus Plan and in any DSU Agreement. Each DSU awarded shall entitle the Participant to one Common Share, or the Cash Equivalent, or a combination of both. The Board, in its discretion, may award dividend equivalents with respect to Awards of DSUs. Such dividend equivalent entitlements will not be available for settlement of the DSU. DSUs must be settled no later than December 31 of the calendar year following the year in which the recipient of the DSU ceased to be a Non-Employee Director of the Company.

Effect of Termination	Treatment of Restricted Share Units
Termination of Service	Upon Termination of Service, as defined in the Omnibus Plan, a Participant may receive their Common Shares, or Cash Equivalent, or a combination thereof, they are entitled, by filing a redemption notice on or before December 15 of the first calendar year commencing after the date of the Participant’s Termination of Service. Notwithstanding the foregoing, if any Participant does not file such notice on or before that December 15 and in all cases for each U.S. Participant, the Participant will be deemed to have filed the redemption notice on December 15 (the date of the filing or deemed filing of the redemption notice, the “Filing Date”). The Company will make payment of the DSU Settlement Amount as soon as reasonably possible following the Filing Date and in any event no later than the end of the first calendar year commencing after the Participant’s Termination of Service.
Death	In the event of the death of a Participant, the Company will make payment of the DSU Settlement Amount within two months of the Participant’s death, to or for the benefit of the legal representative of the deceased Participant. For the purposes of the calculation of the Settlement Amount, the Filing Date shall be the date of the Participant’s death.

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Effect of Change of Control on Awards

In the event of a change in control (as described in the Omnibus Plan, which grants certain discretion to the Board), within the twelve months following the Change of Control, a Participant who was also an officer, employee, or consultant of the Company prior to the Change of Control and has their position, employment, consulting agreement terminated, or the Participant is constructively dismissed, or if a Non-Employee Director ceases to act in such capacity, then:

(i)	all unvested RSUs shall immediately vest and shall be paid out;
(ii)	all unvested options shall vest and become exercisable.
(iii)	Notwithstanding the above, any unvested RSUs or options with Performance Criteria attached will have the performance measured based on a pro-rata Performance Period up to the Termination Date with any RSUs or options earned based upon Performance Criteria vesting; and RSUs or options not meeting the Performance Criteria being forfeited. Any options exercisable pursuant to this calculation of Performance Criteria shall remain open for exercise until the earlier of their expiry date as set out in the Award Agreement and the date that is 90 (ninety) days after such termination or dismissal.
(iv)	Notwithstanding any other provision in the Omnibus Plan, the Change of Control provisions do not apply to any DSUs held by a Participant governed under paragraph 6801(d) of the regulations under the Income Tax Act (Canada) (the “Tax Act”) or any successor provision.

Assignment

No Award or other benefit payable under the Omnibus Plan shall, except as otherwise provided by law or specifically approved by the Board, be transferred, sold, assigned, pledged or otherwise disposed of in any manner other than by will or by the law of descent.

Amendment or Discontinuance of the Omnibus Plan

(1)	The Board may suspend or terminate the Omnibus Plan at any time. Notwithstanding the preceding, any suspension or termination of the Omnibus Plan shall be such that the Omnibus Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision.
(2)	The Board may from time to time, in its absolute discretion and without the approval of shareholders of the Company amend any provision of this Omnibus Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:
(i)	any amendment to the general vesting provisions, if applicable of the Awards;
(ii)	any amendment regarding the effect of termination of a Participant’s employment or engagement;
(iii)	any amendment which accelerates the date on which any Option may be exercised under the Omnibus Plan;
(iv)	any amendment necessary to comply with applicable law or the requirements of the TSX, the NYSE American or any other regulatory body;
(v)	any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the Omnibus Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Omnibus Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Plan;
(vi)	any amendment regarding the administration of the Omnibus Plan;
(vii)	any amendment to add provisions permitting the grant of Awards settled otherwise than with Common Shares issued from treasury, a form of financial assistance or clawback, and any amendment to a provision permitting the grant of Awards settled otherwise than with Common Shares issued from treasury, a form of financial assistance or clawback which is adopted; and
(viii)	any other amendment that, does not require the approval of the shareholders of the Company under the Omnibus Plan.

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(3)	Notwithstanding the above amendments which can be made without shareholder approval:
(a)	no amendments to the Omnibus Plan shall alter or impair the rights of any Participant, without the consent of such Participant except as permitted by the provisions of the Omnibus Plan;
(b)	the Board shall be required to obtain shareholder approval to make the following amendments:
(i)	any increase to the maximum number of Common Shares issuable under the Omnibus Plan, except in the event of an adjustment pursuant to Article 7 of the Omnibus Plan;
(ii)	any amendment that extends the term of options beyond the original expiry date;
(iii)	any amendment which extends the expiry date of any Award, or the Restriction Period, or the Performance Period of any RSU beyond the original expiry date or Restriction Period or Performance Period;
(iv)	any increase in the limits imposed on non-employee director participation in the Omnibus Plan;
(v)	any amendment that permits options granted under the Omnibus Plan to be transferable or assignable other than for regular estate settlement purposes;
(vi)	except in the case of an adjustment pursuant to Article 7 of the Omnibus Plan, any amendment which reduces the exercise price of an option or any cancellation of an option and replacement of such option with an option with a lower exercise price;
(vii)	any amendment which increases the maximum number of Common Shares that may be (i) issuable to Insiders at any time; or (ii) issued to Insiders under the Omnibus Plan and any other proposed or established Share Compensation Arrangement in a one-year period, except in case of an adjustment pursuant to Article 7 of the Omnibus Plan;
(viii)	any amendment to the definition of an Eligible Participant under the Omnibus Plan; and
(ix)	any amendment to the amendment provisions of the Omnibus Plan.
(4)	Notwithstanding the foregoing, any amendment of the Omnibus Plan shall be such that the Omnibus Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision.

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